2004 ANNUAL REPORT

Profile

In 2004 Pan American Silver Corp. marked its tenth anniversary with its tenth consecutive year of growth in silver production, a new record for cash flow from operations and a new record for mine operating earnings. Silver production rose 30% to 11.2 million ounces, thanks to the purchase of the Morococha silver mine in Peru and the expansion of the La Colorada mine in Mexico. The Company has announced that construction of the new Alamo Dorado silver mine in Mexico will begin in the second quarter, it has fast-tracked development of the San Vicente mine in Bolivia which will increase production in the second quarter of 2005 and it expects to make a production decision on the Manantial Espejo project later in 2005. By 2008 the Company plans to have annual silver production of 23 million ounces from eight mines.

Throughout its ten-year history, Pan American Silver has remained true to its mission: to be the best vehicle for equity investors wanting real exposure to higher silver prices. The Company continues to seek future growth opportunities, through acquisition or discovery; it remains fully unhedged and exposed to a rising silver price; and it continues to strive for lower costs and increased profitability.

2004 Highlights

  Tenth anniversary of the Company. Tenth consecutive year of growth - 11.2 million ounces of silver, up 30% over 2003.
  Record mine operating earnings of $12.9 million - a sixfold increase over 2003.
  Record net earnings of $19.9 million.
  Acquired the Morococha silver mine in Peru.
  Successful early conversion of $86 million of debentures and repayment of project loans. Company is now debt-free.
  Sold interest in Dukat property in Russia for up to $43 million to more than recoup original investment.
  Most active exploration program in Company's history, completing 65,000 meters of drilling to replace what was mined in 2004.
  San Vicente project fast-tracked to add 700,000 ounces to silver production in 2005.
  New resource model and revised recovery options completed for Alamo Dorado project, leading to a construction decision in early 2005.
  Feasibility study on Manantial Espejo project advanced. Completion expected in Q3 2005.

Production:	2004	2003

Silver (million ounces)	11.2	8.6
Zinc (tonnes)	34,086	31,797
Lead (tonnes)	16,694	18,990
Copper (tonnes)	3,426	3,143

Cash cost per oz silver	$4.25	$4.09
Total cost per oz silver	$5.33	$4.62

Average silver price - London fixing	$6.66	$4.88

Financial: (millions)	2004	2003

Revenue	$92.9	$45.1
Mine Operating Earnings	$12.9	$2.0
Net earnings (loss)	$19.9	$(6.8)
Capital expenditures	$17.0	$18.3
Exploration expense	$3.8	$2.5
Cash and short-term investments	$98.1	$89.1
Working capital	$114.7	$81.9

Stakeholders:	2004	2003

Common shares outstanding at Dec. 31 (million)	66.8	53.0
Employees	4,500	2,600

2004 Annual Report
1

Chairman’s Report
to shareholders for 2004

Pan American has now grown from being a mere idea to becoming the world's leading primary silver mining company. From a simple concept in early 1994 - that of delivering to our shareholders the most silver-focused company possible with the best possible leverage to higher silver prices - to what we are today: a major silver mining company with six silver mines in three countries, over 4500 tremendous employees at our operating locations, annual silver production of over 13 million ounces, one of the largest silver reserve and resource positions of any company in the world, an excellent balance sheet, the best trading liquidity of any silver equity in the world, and the strongest growth profile in the industry.

These are achievements that I am extremely proud of, and I hope all our 33,000-plus shareholders take pride in owning Pan American Silver Corp along with me. You have all been part of this great growth story. And I know, based on our existing development projects, that our record of strong growth will continue for the foreseeable future.

After enduring difficult markets and metals prices from 1998 until 2003, Pan American benefited greatly from the rise in silver (and base metal) prices since late 2003. During the bear market we focused on making acquisitions of silver mines and silver development projects, and on steadily increasing our silver production. We suffered from this strategy while silver prices were low, but we are now reaping the benefit of this strategy since we now have a large silver production base from which to enjoy the strong current metal price climate. Our mine operating earnings and cash flow from operations have never been stronger, and they will continue to grow as we further develop our operations and projects.

Highlights of 2004 were: the acquisition of the Morococha silver mine in Peru, which I expect will grow to become one of our best assets anywhere based on its outstanding exploration environment and long life potential; the sale of our 20 percent interest in the Dukat mine in Russia for $43 million, of which we realized $20.3 million in cash in 2004; the profound strengthening of our balance sheet and income statement through the elimination of over $96 million in convertible and conventional debt, the addition of $55 million from a 3.3 million share equity issue in May, and the positive operating cash flow we enjoyed throughout the year; the decision to begin construction on our Alamo Dorado project and the advancement of the Manantial Espejo project. It was a busy and a most productive year, made even more rewarding with the continuing strength in metals prices.

None of the growth and success of this past year could have been attained without our strong operating and management team. It is unfair to single out individuals, as our corporate growth is the result of so many peoples' efforts. It is fair, however, to sing the praises of our entire team and we do operate as a real team. I particularly want to acknowledge the new senior staff members who have joined us in the last two years, forming what I think is one of the strongest management teams in the industry. It is a pleasure to work with such fine people as we continue to build Pan American Silver into a world-class silver mining company.

I feel we have completed the first phase of our mission of building the best silver company in the world for equity investors. But we have a great deal yet to do, and our focus will now evolve into making our existing assets even better, to further increase our silver production and silver reserves and resources, to produce silver at lower costs, to maintain our great balance sheet and avoid significant debt, to maintain our policy of never hedging our silver production, and to continue operating with such great and competent employees. Our first decade saw tremendous growth. Our next decade will build on this platform for even greater strength and depth with exactly the same focus: to be the best possible way for investors to gain leverage to the silver price. We have a great future and I hope you will remain with us as we continue writing new chapters for Pan American as THE silver story.

Respectfully submitted,
Ross Beaty, Chairman
February 24, 2005

2004 Annual Report
2

President’s Message
to shareholders for 2004

It has been almost two years since I started working with Pan American and almost a full year since accepting the role of President and CEO. I have spent the last 25 years in the precious metals mining industry and I have been part of all phases of the metal cycle. In all this time in the industry, I have seen but a precious few examples of companies that have grown successfully from a concept to an industry leader. The few truly successful examples have all demonstrated similar attributes: exceptional entrepreneurial leadership, an ability to identify real assets and create value, and the drive to push for the organizational evolution necessary to effectively manage this growth. Recognizing that your Company has all of these attributes and helping it to capitalize on them to become the leading silver investment is why I joined.

It's been an exciting and intense couple of years. On the back of a mine construction and startup in Mexico and a mine acquisition in Peru, Pan American's silver production has grown from 7.8 million ounces in 2002 to 11.2 million ounces in 2004, a 47% increase. Another 21% increase in silver production is planned for 2005. Revenues have more than doubled in the same period and the number of mines we operate has grown from three to six, with the requisite increase in employees.

Managing this growth successfully has been and will continue to be one of my paramount goals. To do so requires thoughtful planning as well as the implementation of many new systems, and above all, the right people. Your Company now has that team of people. In the last two years Pan American has built a management team which I can say, unequivocally, is one of the finest in all the mining industry. We have added depth, experience and expertise in all aspects of mine operations, project development, geology, finance and corporate communications. Your team is in place and as committed as I am to continuing to maximize the value of our assets and to execute our growth plans, which should see Pan American produce 21 million ounces of silver annually starting in 2007.

By 2007, Pan American unquestionably will have become the largest primary silver producer and will be operating seven mines in Peru, Mexico, and Bolivia. With this growth now within our grasp, the question becomes: what comes next? Let me share with you my answer - Pan American will work to more than double our silver production to 50 million ounces within the next 5 years and concurrently position the Company to achieve sustainable profitability at more modest silver prices. This is where we are heading and this is why I believe we will retain and augment our position as the industry's leading silver investment.

I look forward to a long association with Pan American and you, our shareholders and I hope you stay on board for the exciting times ahead.

Respectfully submitted,
Geoff Burns, President & CEO
February 24, 2005

2004 Annual Report
3

Ten Years of Growth In Silver
2007 Target:
21 million ounces of silver annually

1994 Pan American is born when Ross Beaty takes over Pan American Minerals, a TSX shell company. Waterloo and Hog Heaven projects are acquired.
1995 Pan American Minerals changes its name to Pan American Silver Corp. Quiruvilca silver mine is purchased. First 700,000 ounces of silver production.
1996 Quiruvilca expanded. Annual silver production grows to 2.5 million ounces.
1997 Dukat silver project acquired in Russia. Annual silver production increases to 2.8 million ounces.
1998 La Colorada silver mine acquired in Mexico. Dukat feasibility study completed. Annual silver production grows to 3.1 million ounces.
1999 Dukat project raided by Russian company. San Vicente project in Bolivia acquired. For fifth consecutive year, annual silver production increases - to 3.2 million ounces.
2000 Huaron silver mine acquired in Peru. Dukat resolved, Pan American Silver retains a 20% carried interest. Annual silver production continues to grow to 3.6 million ounces.
2001 Huaron rehabilitated and production commences. La Colorada begins small-scale production. Annual silver production rises to 6.9 million ounces.

2002

San Vicente begins small-scale production. Manantial Espejo silver-gold joint venture (50%) in Argentina acquired. Silver stockpiles in Peru acquired. Annual silver production grows to 7.8 million ounces.

2003 Alamo Dorado silver project acquired. La Colorada expansion completed. Annual silver output grows to 8.6 million ounces.
2004 Morococha silver mine in Peru acquired. Pan American becomes debt free. Interest in Dukat sold recouping more than original investment. Annual silver production increases to 11.2 million ounces.
2005 Expect to produce 13.6 million ounces of silver - 11th consecutive year of growth.

bactericidal quality
Silver has bactericidal properties, and in the early 18th century, babies who were fed with silver spoons were healthier than those fed with spoons made from other metals, and silver pacifiers were widely used in America because of their health effects.

electrical conductor
Silver is the best electrical conductor of all metals and is used in many electrical applications, particularly in conductors, switches, contacts and fuses, and the majority of personal computers use silver membrane switches.

brazing and soldering
The precious metal is used in brazing and soldering, as it produces naturally smooth and leak-tight joints that resist corrosion, and the use of silver solders for water pipes provides a natural built-in bactericidal action. In fact, in 2003, 37.5 million ounces of silver were used for brazing and soldering.

rechargeable batteries
Uses for silver include rechargeable and disposable batteries, commonly the “button” style, which have up to 35% silver by weight, and as an electroplating metal for steel bearings to increase fatigue strength and load carrying capacity.

2004 Annual Report
4

Producing Mines

Huaron (100%)
The Huaron silver mine is located 300 km northeast of Lima in the heart of the Cerro de Pasco district, one of Peru's most important mining districts. The mine produced 4.1 million ounces of silver, 15,041 tonnes of zinc, 10,569 tonnes of lead and 1,754 tonnes of copper at a cash cost of $3.90/oz silver and a total cost of $5.06/oz silver, net of by-product credits, making Huaron the Company's largest silver producer in 2004. Huaron currently hosts proven and probable reserves of 47.9 million ounces, plus an additional 8.4 million ounces in measured and indicated resources and a further 13.8 million ounces of inferred resources. Given the long life of this operation, Pan American is currently re-engineering the mine to optimize production rates, which is expected to result in a gradual increase in silver output over the next few years. In 2005 the mine is expected to produce 4.2 million ounces of silver, 17,000 tonnes of zinc, 9,400 tonnes of lead and 2,000 tonnes of copper at a cash cost of $4.10/oz of silver, met of by-product credits.

Morococha (86%)
On August 26, 2004, Pan American acquired the Morococha silver mine located approximately 50 kilometers southwest of the Company's Huaron mine. Morococha is an underground, polymetallic vein mine, similar in character to both the Huaron and Quiruvilca mines, creating many administrative synergies with the existing operations. With this acquisition, Peruvian operations now account for 79% of Pan American's total silver production. In 2004, Morococha contributed to Pan American 1.3 million ounces of silver, 5,902 tonnes of zinc, 2,186 tonnes of lead and 538 tonnes of copper at a cash cost of $4.41/oz of silver and a total cost of $5.94/oz. In 2005 Morococha is slated to produce 2.6 million ounces of silver, 13,000 tonnes of zinc, 5,400 tonnes of lead and 975 tonnes of copper at a cash production cost of $3.42/oz of silver (Company's share). With a modest refurbishment of the existing mill facilities, Pan American expects that an expansion to an average 3.3 million ounces per year (Company's share) is viable within the next few years. Currently, proven and probable reserves at Morococha total 14.7 million ounces of silver, with an additional 4.2 million ounces of measured and indicated resources and 52.8 million of inferred resources. Morococha and its surrounding claim package of 110 square kilometers is the most prospective ground in the Company's portfolio. In 2005 Pan American plans to conduct 24,000 meters of delineation and exploration drilling to further add to the reserve base.

silver to the rescue
According to the Silver Institute, it was a layer of silver on the main shaft bearings of the 9,000 horsepower reciprocating engines of the World War II Superfortress that resolved the unacceptable failure rate of these giant engines. Silver, with its superior fatigue resistance, came to the rescue.

industrial applications grow
In 2003, 351 million ounces of silver was used for industrial application (41%), 266 million ounces were consumed in the jewellery and silverware markets (31%) and over 196 million ounces of silver went for use in the photographic sector (23%).

2004 Annual Report
5

2004 Annual Report

“2004 marked Pan American's tenth anniversary as a silver company. What a satisfying decade we have had, and what a satisfying year we have just enjoyed - the best year in our short history”

Quiruvilca (100%)
Pan American has operated the Quiruvilca silver mine in Peru since late 1995. The mine is located at an elevation of 3,800 meters in the Andes Mountains of northern Peru, approximately 130 kilometers inland from the coastal city of Trujillo. It is one of Peru's oldest mines with evidence of mining activity dating back to at least the 1500s. After closing the highcost North Zone in 2003, the mine has achieved a remarkable turnaround and in 2004 was the Company's most profitable producer. During the year Quiruvilca produced 2.5 million ounces of silver, 11,709 tonnes of zinc, 3,803 tonnes of lead and 1,081 tonnes of copper. Cash costs declined to $3.63/oz and total production costs dropped to $3.88/oz. Exploration drilling in 2004 was also successful, replacing what was mined and converting 3 million ounces of resources into mineable reserves. Another 10,500 meters of exploration drilling will be conducted in 2005. This year the mine is expected to produce 2.3 million ounces of silver, 11,000 tonnes of zinc, 3,000 tonnes of lead and 1,200 tonnes of copper, at a cash cost of $4.03/oz.

Stockpiles (100%)
These large, silver-rich pyrite stockpiles in the Cerro de Pasco mining district of Peru were accumulated by the Peruvian mining company, Volcan Compania Minera (Volcan), and were purchased by Pan American in 2002. The agreement grants Pan American the right to mine and sell 600,000 tonnes of the highest grade silver stockpiles to a smelter, where the ore is used as process flux and Pan American is paid for the contained silver. The purchase price for this small mining operation was $4.5 million, plus Volcan retained a right to share one-third of the cash flow generated once Pan American recovered its acquisition, tax and interest costs. Pan American began to pay Volcan its share in December of 2004. Production from these stockpiles in 2004 totaled 961,000 ounces of silver at a cash cost of $2.95/oz and a total cost of $3.58/oz. For 2005 and beyond, stockpile sales are expected to average approximately 80,000 tonnes per year resulting in annual silver production of approximately 960,000 ounces at a cash cost rising to $3.41/oz due to Volcan's participation.

solar energy
In California, USA, 1,926 silver coated mirrors use solar energy to heat silver nitrate salt to over 10,000 degrees F, which is then used to generate steam, turning steam turbines to create electricity sufficient to power 10,000 homes.

recent discoveries
More than two-thirds of world silver resources are associated with copper, lead, and zinc deposits. Most recent discoveries have been primarily gold and silver deposits, but significant future reserves and resources are expected from large base metal discoveries that contain silver.

2004 Annual Report
6

Producing Mines

La Colorada (100%)
The La Colorada silver mine is located approximately midway between the cities of Zacatecas and Durango in west central Mexico. The property lies within a geologic belt known as the "faja de plata" (silver belt) that extends for approximately 800 km along the Sierra Madre Mountains and is defined by great silver deposits that make Mexico the largest silver producing country in the world. In January 2004, the mine's new 600 tonne-per-day oxide mill achieved commercial production, however, production from the existing 200 tonne-per-day sulphide plant shut down in the first quarter due to excess water underground. The mine increased its silver output from 992,000 ounces in 2003 to 2.0 million ounces in 2004 at a cash cost of $6.23/oz. Production and costs improved substantially in the fourth quarter of 2004, with a quarterly record silver production of 683,526 ounces at a cash cost of $5.98/oz. Production is expected to continue to rise in 2005 to 2.9 million ounces of silver with decreased cash costs of $5.53/oz. Hydrogeological studies are also underway to enable the resumption of sulphide production, which would further reduce unit costs.

San Vincente ( 50%)
The San Vicente silver mine is located in the PotosÃ Department of the Bolivian Andes. More than 20 bonanza type silver-zinc veins are known to occur over an area of 1.5 km on surface and extend to at least 200 m in depth. San Vicente was operated by COMIBOL, the Bolivian state mining company, from 1972 until 1993 and optioned by Pan American in 1999. In the fourth quarter of 2003, Pan American signed a joint-venture agreement with Bolivian mining company EMUSA, granting EMUSA an option to earn a 50 percent interest in the project. To vest its interest, EMUSA spent $2.5 million in project costs including drilling, underground tunneling and feasibility study work while initiating limited, small-scale production. In 2004 the mine produced 313,000 ounces to Pan American's account. The results from the work performed in 2004 helped Pan American conclude that increased production is possible using existing infrastructure. As a result of the attractive project economics, Pan American is accelerating its production program at San Vicente and the mine is now expected to produce more than 700,000 ounces of silver for Pan American in 2005, at a cash cost of $2.23/oz.

historical silver
Silver has been mined as a main product and as a by-product of base metal mining since 4,000BC, and the first major source of mined silver is considered to be Anatolia, or Modern Turkey. Sophisticated silver extraction began in 2,500 BC, when the Chaldeans began using a “cupellation” process to extract silver from lead-silver ores.

one billion troy ounces
The next major leap in production came with the discovery of the New World in 1492, which expanded silver mining production by almost an order of magnitude, with the development of the mercury amalgamation process. Production began in Bolivia, and some one billion troy ounces of silver were produced over 300 years from 1500 to1800AD in South America.

2004 Annual Report
7

Development Projects

Alamo Dorado (100%)
Pan American acquired the Alamo Dorado through its acquisition of Corner Bay Silver in February, 2003. In 2004 Pan American revised the geological model of the deposit and initiated an alternative development plan for the property, based upon a fully revised feasibility study. In February, 2005 Pan American announced a positive production decision on the project based on its strong economics at current silver prices and the positive outlook for long-term prices. In the second quarter of 2005, Pan American expects to begin construction of a primary crushing circuit, SAG ball mill, conventional cyanide leach recovery circuit and a dry, stackable tailings system. The mine will also employ a tailings treatment process called AVR which neutralizes mine waste, thus reducing the mine's environmental impact and future reclamation costs. Capital costs for the project are estimated at $76.6 million. Pan American has sufficient cash on hand to fund the project completely. With proven and probable reserves of 11.6 million tonnes of ore grading 118 g/tonne silver and 0.33 g/tonne gold, plus measured and indicated resources of 3.1 million tonnes grading 74 g/tonne silver and 0.28 g/tonne gold, the mine is expected to have a life of 8 years. Starting in 2007, Alamo Dorado is expected to produce on average approximately 5 million ounces of silver and 20,000 ounces of gold annually at an average cash cost of $3.25/oz of silver, net of gold by-product revenues.

Manantial Espejo (50%)
The Manantial Espejo silver project, a 50/50 joint venture with Silver Standard Resources, is located in the Santa Cruz province of southern Argentina, in the mineral-rich Patagonia region. Pan American is managing the project development and a feasibility study is well underway with completion scheduled for the third quarter of 2005. In 2004, nearly 20,000 meters of infill and exploration drilling were completed to advance mine planning and to expand the mineral resources. Current mine plans are based on a combined surface and underground operation to exploit the Maria, Karina Union, Melissa and Concepcion deposits. Preliminary estimates suggest annual production of at least 3.6 million ounces of silver and 57,000 ounces of gold. Metallurgical, geotechnical, hydrological and environmental baseline studies have been completed and permitting work initiated. Work in 2005 will concentrate on completing the feasibility study and advancing the project into detailed engineering.

silver outstrips demand
Today, demand for silver outstrips supply, and in 2003 silver mines produced 19,000 tonnes of silver, but 7,349 tonnes were derived from recycling and above ground stockpiles to meet the 26,439 tonnes (850 million ounces) demand.

silver today
Silver is still used in bearings today. In jet engines, silver electroplated steel bearings are used so that in the event of lubrication pump failure, the bearings will provide adequate lubrication to give enough time to shut the engine down safely.

2004 Annual Report
8

Reserves & Resources

MINERAL RESERVES - PROVEN AND PROBABLE

	Location	Classification	Tonnes (000s)	Ag(g/mt)	Ag Cont. (000s ozs)	Au (g/mt)	Pb (%)	Cu (%)	Zn (%)
Huaron	Peru	Proven	4,854	219	34,177	N/A	2.14	0.43	4.03
		Probable	1,902	225	13,759	N/A	2.15	0.41	4.01
Morococha (86%)	Peru	Proven	1,455	223	10,433	N/A	1.51	0.44	4.16
		Probable	543	242	4,222	N/A	1.18	0.91	4.27
La Colorada(a)	Mexico	Proven	567	502	9,151	N/A	N/A	N/A	N/A
		Probable	1,289	499	20,680	N/A	N/A	N/A	N/A
Quiruvilca	Peru	Proven	677	202	4,397	0.15	1.41	0.47	4.61
		Probable	388	197	2,457	0.19	1.51	0.46	4.38
Silver Stockpiles(a)	Peru	Probable	443	302	4,301	N/A	N/A	N/A	N/A
Alamo Dorado	Mexico	Proven	1,019	136	4,456	0.43	N/A	N/A	N/A
		Probable	10,591	116	39,499	0.32	N/A	N/A	N/A
TOTALS		Proven + Probable	23,728	193	147,532	-	-	-	-

MINERAL RESERVES - MEASURED AND INDICATED
	Location	Classification	Tonnes (000s)	Ag(g/mt)	Ag Cont. (000s ozs)	Au (g/mt)	Pb (%)	Cu (%)	Zn (%)
Huaron	Peru	Measured	738	210	4,983	N/A	2.66	0.15	3.43
		Indicated	524	205	3,454	N/A	2.58	0.16	3.53
Morococha (86%)	Peru	Measured	701	144	3,245	N/A	1.3	0.32	3.2
		Indicated	188	163	987	N/A	1.09	0.36	2.93
La Colorada(a)	Mexico	Measured	562	438	7,914	N/A	N/A	N/A	N/A
		Indicated	2,189	418	29,418	N/A	N/A	N/A	N/A
Quiruvilca	Peru	Measured	2,198	178	12,579	0.57	1.37	0.78	3.66
		Indicated	761	181	4,428	0.57	1.52	0.79	4.33
Alamo Dorado	Mexico	Measured	263	84	710	0.31	N/A	N/A	N/A
		Indicated	3,610	71	8,241	0.23	N/A	N/A	N/A
Manantial Espejo (50%)	Argentina	Measured	2,360	174	13,202	2.46	N/A	N/A	N/A
		Indicated	1,969	160	10,126	2.2	N/A	N/A	N/A
San Vicente (50%)	Bolivia	Measured	607	363	7,078	N/A	N/A	N/A	2.74
		Indicated	677	519	11,288	N/A	N/A	N/A	2.81
Hog Heaven	Montana, USA	Measured + Indicated	2,741	170	15,015	0.69	N/A	N/A	N/A
Waterloo	California, USA	Indicated	33,758	93	100,937	N/A	N/A	N/A	N/A
TOTALS		Measured + Indicated	53,844	135	233,605	-	-	-	-

MINERAL RESOURCES - INFERRED
	Location	Classification	Tonnes (000s)	Ag(g/mt)	Ag Cont. (000s ozs)	Au (g/mt)	Pb (%)	Cu (%)	Zn (%)
Huaron	Peru	Inferred	1,842	233	13,799	N/A	2.63	0.32	4.06
Morococha (86%)(b)	Peru	Inferred	6,566	250	52,776	N/A	2	0.4	4.4
La Colorada(a)	Mexico	Inferred	452	597	8,676	N/A	N/A	N/A	N/A
		Inferred	6,715	112	24,180	N/A	N/A	N/A	N/A
Quiruvilca	Peru	Inferred	2,181	174	12,201	0.26	1.51	0.47	4.23
Alamo Dorado	Mexico	Inferred	518	79	1,316	0.3	N/A	N/A	N/A
Silver Stockpiles	Peru	Inferred	21,337	162	111,132	N/A	N/A	N/A	N/A
Manatial Espejo (50%)	Argentina	Inferred	821	158	4,171	1.88	N/A	N/A	N/A
San Vicente (50%)	Bolivia	Inferred	236	563	4,263	N/A	N/A	N/A	3.47
Hog Heaven	Montana, USA	Inferred	7,439	141	33,721	N/A	N/A	N/A	N/A
TOTALS		Inferred	48,106	172	266,234	-	-	-	-

NOTES:	Mineral Reserves and Resources are as defined by Canadian Institute of Mining Guidelines.
Mineral resources do not have demonstrated economic viability.
This table illustrates Pan American Silver Corp's share of mineral reserves and resources.
Properties in which Pan American Silver has less than 100% interest are noted next to the property name.
Mineral resource and reserve estimates for Huaron, Quiruvilca, La Colorada and Morococha were prepared under the supervision of or were reviewed by Michael Steinmann, P.Geo., Vice President Geology - Operations and Martin G. Wafforn, P.Eng., Director of Mine Engineering as Qualified Persons as that term is defined in NI 43-101. Reserve/resource estimates for La Colorada and Silver Stockpiles were prepared in previous years by other Qualified Persons, and are adjusted for 2004 production where(a) applicable . Mineral resource estimates for Hog Heaven and Waterloo are based on historical third party estimates.
(a)	2003 mineral reserve and resource estimates less 2004 production
(b)	Inferred resources assigned in feasibility study 2004
Metal Prices Used for all Mines: Ag: $5.50/oz, Au: $375/0z, Pb: $600/Tonne, Cu: $2,200/Tonne, Zn: $1,020/Tonne

2004 Annual Report
9

Silver Fundamentals

After rising by 24 percent in 2003, the silver price had a strong year again in 2004, rising by 13.6 percent and ranging from a low of $5.63 per ounce to a high of $8.29 per ounce. In 2004, silver outperformed gold by 9.6 percent and showed high volatility. This strong trend has continued to date in 2005, buoyed by excellent demand and supply fundamentals and by favourable macroeconomic conditions prevailing in the world.

The most significant factors influencing silver on the positive side in 2004 were: pronounced weakness in the US dollar, which increased investment demand for silver; strongly higher industrial demand, particularly in the electrical and electronics industries; lower Chinese stockpile sales of silver; flat supply growth from silver mines; and lower silver scrap supply due mainly to less silver being used in photography. On the negative side, silver demand in photography decreased due to growth in digital cameras (though the decrease was only modest as most photographic sectors remain silver-based), and Indian jewellery and silverware demand decreased sharply due to the higher silver price.

For the fourteenth year in a row, fabrication demand outstripped silver supply from mines and scrap sources, by about 60 million ounces. The accumulated silver supply deficit since 1992 is now more than 1.4 billion ounces, which has been satisfied through the disposal of above-ground inventories. In recent years the major source of such inventories has been government stockpiles. In 2004 the US government sold the last of its silver stockpile that had been as large as 2 billion ounces in the 1950s, and the Chinese government sold about 40 million ounces from its stockpile, a sharp reduction from earlier years. With US stockpiles gone and Chinese stockpiles drastically reduced, the only other known government stockpile is in India, which announced in early 2005 that it would sell off its entire 65 million ounce inventory over the next three years at a rate of about 20 million ounces a year.

The outlook for 2005 and beyond remains very bullish for silver prices. Prices for all primary metals are being driven by strong economic conditions globally, particularly in China and southeast Asia. Silver and gold prices are likely to move higher with any continuing weakness in the US dollar. The depletion of above-ground stockpiles continues and at some point will be insufficient to feed the silver deficit, requiring higher prices to establish an equilibrium in supply and demand. On the mining side, although Pan American and a few other companies are increasing their production of silver, mining is inherently a depleting business and many existing silver mines are slated for closure in the next five years, to offset the production growth. New industrial applications for silver continue to make their way to market, particularly in the biocide and electronic industries, thus bolstering industrial demand. Finally, a silverbased Exchange Traded Fund (“ETF”) will probably be listed on a US exchange in 2005, which would increase investment demand for silver, possibly dramatically.

Silver is a beautiful metal and is used broadly in all aspects of life. Pan American is now a world leader in the production of silver, and is immensely proud to be so closely aligned to and associated with this wonderful metal.

10

Consolidated Financial Statements
for the Year Ended December 31, 2004

CAUTIONARY NOTE
Some of the statements in the 2004 annual report and accompanying financial statements are forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F.

Management’s Discussion and Analysis
Financial Condition and Results of Operations
February 24, 2005

Introduction
Management’s discussion and analysis (“MD&A”) focuses on significant factors that have affected Pan American Silver Corp.’s and its subsidiaries (“Pan American” or the “Company”) performance and such factors that may affect its future performance. In order to better understand the MD&A, it should be read in conjunction with the audited consolidated financial statements and the related notes contained herein. Pan American’s reporting currency is the United States dollar and all amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Pan American’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements. Differences between Canadian and United States generally accepted accounting principles that would have affected the Company’s reported financial results are set out in Note 18.

This MD&A is comprised of the following sections: The “Overview of 2004” provides an analysis of Pan American’s financial results and operating performance, after discussing the significant events and transactions that had a material bearing on the results and performance in 2004. A detailed analysis of each mine’s operating performance in 2004 and our forecasts for 2005 are provided. Also provided in this section is a reconciliation of our consolidated cash and total costs per ounce of silver produced to the operating expenses reported in our consolidated statement of operations. The “Liquidity and Capital Resources” section describes our current financial condition and discusses our expected capital and liquidity requirements for 2005 and beyond. The “Critical Accounting Policies and Estimates” section identifies those accounting estimates that have the largest impact on the financial presentation. The “Risks and Uncertainty” section discusses the risks associated with Pan American’s business and our risk management programs to mitigate such risks. Finally, in the “Outlook” section we provide Pan American’s expectations regarding the Company’s development projects and the metal markets.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals. There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under Risks and Uncertainties in this MD&A and other risk factors listed from time-to-time in the Company's Annual Information Form or Form 40-F. Additional information about Pan American and its business activities is available on SEDAR at www.sedar.com.

Overview of 2004
To gain an appreciation for Pan American’s financial results and operating performance in 2004, it is important to understand the significant events and transactions that occurred during the year.

Significant Events and Transactions

Morococha Acquisition
On February 9, 2004 Pan American announced the signing of a binding agreement with a number of individuals to purchase a direct 81 per cent interest in Compania Minera Argentum S.A. (“Argentum”), which owns the Morococha mine in central Peru. The Company acquired this interest in Argentum for $33.8 million by way of a public offering for Argentum common shares through the Lima Stock Exchange. Subsequent to this offer, the Company purchased an additional 5 per cent interest in Argentum by acquiring investment shares for $1.5 million. In addition, Pan American acquired 100 per cent of Compania Minera Natividad (“Natividad”) for $1.5 million, which holds numerous adjacent mineral concessions and owns the primary processing facility. The Company intends to combine Natividad and Argentum in the near future. The statements of operations and balance sheets of Argentum and Natividad were incorporated into Pan American’s consolidated financial statements from July 1, 2004.

Argentum and Natividad (collectively “Morococha”) contributed 1.26 million ounces of silver to Pan American’s production in the second half of 2004 at a cash cost of $4.41 per ounce. Over the longer term Morococha is expected to produce 3.0 to 3.5 million ounces of silver annually at a cash cost of approximately $3.50 per ounce.

The fair value of assets and liabilities acquired through the acquisition of Morococha are summarized as follows:

($000)
Current assets (including cash of $657)	$7,555
Mineral property, plant and equipment	16,745
Non-producing properties	40,472
64,772
Less:
Accounts payable and accrued liabilities	(3,937)
Non-controlling interest	(1,200)
Provision for asset retirement obligation and reclamation	(8,618)
Future income tax liability	(14,146)
Total purchase price	$36,871

The future income tax liability arises due to the fact that the purchase consideration exceeded the carrying value of the mining assets for tax purposes, resulting in a temporary difference between the accounting and tax value. The estimated future income tax liability associated with this temporary difference was $14.1 million and had been recognized as a future income tax liability and also applied to increase the carrying value of the mineral properties.

The provision for asset retirement obligation and reclamation of $8.6 million arises pursuant to CICA Handbook Section 3110 - “Accounting for Asset Retirement Obligations”, which required the Company to recognize the expected fair value of future site restoration costs at Morococha as a liability and to increase the carrying value of mineral properties by the same amount. The liability is accreted over time to its anticipated future value with a corresponding charge to the statement of operations while the increase in the carrying value of mineral properties is amortized on a unit of production basis.

To finance the acquisition of the Morococha mine, Pan American closed a common share financing with an institutional investor on March 12, 2004. A total of 3,333,333 Pan American common shares were issued at a price of $16.50 per share for gross proceeds of $55 million.

Debenture Conversion
In July 2003 the Company issued $86.25 million of 5.25 per cent convertible unsecured senior subordinated debentures (the “Debentures”) due July 31, 2009. The Company made an offer to induce conversion of the Debentures by the holders between April 7, 2004 and May 21, 2004. Approximately $85.4 million or 99 per cent of the Debenture holders elected to accept the Company’s offer and received $131.25 in cash plus 106.929 common shares of the Company per $1,000 principal amount of the Debentures. The cash component of the offer represented the interest that the Company would have paid on the Debentures up until July 31, 2006, when the Company would, under certain circumstances, have the right to force conversion. In addition, the offer incorporated an additional 2.436 common shares per $1,000 principal amount of Debentures converted, which was equal to a 4 per cent premium. The Company issued 9,135,043 common shares and paid cash of $11.2 million pursuant to this offer. Pan American recorded debt settlement expenses of $1.3 million associated with the induced conversion of the Debentures.

Asset Sales
In November 2004, Pan American announced that it had sold its 20 per cent interest in the Dukat mine in Magadan State, Russia for up to $43 million, of which $20.5 million was received in cash and the remaining $22.5 million is to be received in contingent future payments. No amount has been booked for this additional receivable. The future payments are to be made annually based on the yearly average silver price, and range from no payment if the average silver price is below $5.50 per ounce, to $8 million if the average silver price exceeds $10 per ounce. Under certain circumstances, the Company will be entitled to early settlement of the remaining future payments, such as a public share offering by the buyer, OAO MNPO Polimetall. The Company recorded a gain of $20.2 million on the sale, net of transaction costs. In an unrelated transaction, Pan American also recorded a $3.6 million gain on the sale of surplus land at the Quiruvilca mine during 2004.

Debt Prepayments
The Company prepaid the $9.5 million La Colorada construction loan from the International Finance Corporation (“IFC”) on May 17, 2004. Pan American also prepaid the Huaron project loan by making a $3.1 million payment of principal and accrued interest on April 16, 2004.

La Colorada
The La Colorada mine in Mexico reached commercial production on January 1, 2004 after a $20 million expansion, which started in late 2002. As such, all revenue and expense items were recognized in the statement of operations in 2004, after having been capitalized throughout 2003. This change in accounting treatment gives rise to several significant differences when comparing the consolidated statement of operations for 2004 with 2003. During 2004, La Colorada recorded $12.1 million in revenue, $11.2 million in operating costs and $3.6 million in depreciation.

Financial Results
The table opposite sets out the quarterly results, expressed in thousands of US dollars, for the past 12 quarters, together with select balance sheet information for the prior three years.

	Quarters Ended (unaudited)				Years Ended
2004	March 31	June 30	Sept. 30	Dec. 31	Dec. 31
Revenue	$15,151	$20,950	$27,409	$29,386	$92,896
Mine operating earnings*	$1,838	$2,411	$5,850	$2,766	$12,865
General & Administrative	$(803)	$(1,202)	$(934)	$(3,302)	$(6,241)
Exploration	$(528)	$(1,137)	$(1,213)	$(960)	$(3,838)

Net income/(loss) for the period	$(366)	$1,287	$3,289	$15,692	$19,902
Net profit/(loss) per share	$(0.05)	$(0.12)	$0.05	$0.23	$0.13
Other financial information:
Total Assets					$370,079
Total long-term financial liabilities					$68,279
Total Shareholders Equity					$280,204
2003	March 31	June 30	Sept. 30	Dec. 31	Dec. 31
Revenue	$7,822	$12,553	$11,890	$12,857	$45,122
Mine operating earnings/(loss)*	$(78)	$758	$1,258	$81	$2,019
General & Administrative	$(401)	$(582)	$(565)	$(4,077)	$(5,625)
Exploration	$(496)	$(492)	$(600)	$(955)	$(2,543)
Net loss for the period	$(1,104)	$(442)	$(390)	$(4,858)	$(6,794)
Net loss per share	$(0.02)	$(0.01)	$(0.01)	$(0.15)	$(0.20)
Other financial information:
Total Assets					$279,883
Total long-term financial liabilities					$73,137
Total Shareholders Equity					$184,098
2002	March 31	June 30	Sept. 30	Dec. 31	Dec. 31
Revenue	$10,199	$11,615	$11,195	$12,084	$45,093
Mine operating loss*	$(432)	$(627)	$(1,568)	$(313)	$(2,940)
General & Administrative	$(359)	$(498)	$(379)	$(781)	$(2,017)
Exploration	$(83)	$(260)	$(234)	$(629)	$(1,206)
Net loss before Write-down of Properties	$(1,303)	$(1,247)	$(2,258)	$(1,951)	$(6,759)
Write-down of properties	$0	$0	$(15,129)	$(12,089)	$(27,218)
Net loss for the period	$(1,303)	$(1,247)	$(17,387)	$(14,040)	$(33,977)
Net loss per share	$(0.03)	$(0.03)	$(0.40)	$(0.35)	$(0.81)
Other financial information:
Total Assets					$102,945
Total long-term financial liabilities					$27,222
Total Shareholders Equity					$55,492
Note: *Mine operating earnings/(loss) is equal to revenue less operating expenses less depreciation and amortization. The Company did not declare or pay any dividends during the periods under review.

The net income after tax for 2004 was $19.9 million, compared to the net loss for 2003 of $6.8 million. Included in the net income for 2004 were several unusual items including the gain on the sale of the Company’s interest in Dukat for $20.1 million, the gain on the sale of surplus land at Quiruvilca for $3.6 million, the write-off of $2.5 million of obsolete assets and debt settlement expenses of $1.4 million. In addition to these unusual items that occurred during the year, 2004 also marked the first year in which the Company became taxable in Peru and was subject to the 1% royalty imposed by the Peruvian congress in June 2004. Income tax expenses, together with the mandatory workers participation expense totaled $3.3 million for the year, while an additional $0.6 million was accrued with respect to the royalty in Peru.

Mine operating earnings, defined as revenue less operating expenses and depreciation and amortization increased by 637 per cent in 2004 from $2.0 million to $12.9 million as a result of the improving price environment for the metals that the Company produces together with the addition of the Morococha mine. This improvement in mine operating earnings can be seen in stronger gross revenue margins (operating profit/revenue), which increased from 11.8 per cent in 2003 to 27.4 per cent in 2004 and more than offset the impact of higher depreciation and amortization charges in 2004.

Relative to 2003, revenue more than doubled in 2004. The average price for all of the metals that the Company produces increased in 2004 compared to 2003. The average silver price increased 36 per cent, average zinc price increased 26 per cent, average lead price increased 74 per cent and average copper prices increased 60 per cent. Magnifying this improved price environment, the Company achieved a 29 per cent increase in silver production, together with 7 per cent and 9 per cent increases in the production of zinc and coppers respectively, partially offset by a 12 per cent decrease in lead production. The Company also sold more concentrate than it produced in 2004 by reducing its 2003 year-end inventories. At the end of 2004, the Company had slightly over ten thousand tonnes of concentrate in inventory, which represents approximately one month’s production. Revenue was negatively impacted by the effect of the Company’s base metals hedge program, which generated a reduction in revenue of $3.5 million in 2004, compared to a reduction in revenue of $0.1 million in 2003.

Revenue recognition from quarter to quarter can vary significantly, depending on the timing of shipments of concentrates. Shipping delays were the main reason behind the uneven revenue between the first and second quarters in both 2003 and 2004. The acquisition of Morococha, which took effect on July 1, 2004, is the primary reason why revenue increased in the second half of 2004. The variation in quarterly revenue that occurred in Q2 of 2002 was due to the Huaron mine starting commercial production.

General and administrative costs increased by $0.6 million from 2003 reflecting increased staffing costs, a stronger Canadian dollar against the US dollar, increased legal expenses relating to the early conversion offer to the Debentures holders and increased travel costs. The Company completed the staffing of its senior management team during 2004 with the recruitment of several key technical personnel in the areas of geology, health, environment and safety and underground mining. Included in General and administrative expenses was stock-based compensation of $2.2 million (2003 - $2.9 million), which until the fourth quarter of 2004 had been reported as a separate item on the Company’s consolidated statement of operations.

Depreciation and amortization expense was $7.5 million higher in 2004 than 2003. The acquisition of Morococha and La Colorada achieving commercial production accounted for $5.7 million of this increase. Depreciation and amortization expense also increased as a direct result of the Company’s adoption of CICA Handbook Section 3110 - “Accounting for Asset Retirement Obligations”, which required the Company to write up its asset values by $8.2 million as at December 31, 2003. The amortization of these higher asset values on a unit of production basis has resulted in an increased depreciation charge.

Exploration expense increased by $1.5 million because of increased activity levels associated with the preparation of a feasibility study at the Company’s Manantial Espejo joint venture project and due diligence expense related to the Company’s business development activities.

Total interest expense during 2004 amounted to $0.9 million, which was lower than the $1.2 million incurred in 2003 as a result of the Debenture conversion and debt prepayments described earlier in this MD&A.

For the fourth quarter of 2004, the Company recorded net income after tax of $15.7 million, primarily as a result of the $20.1 million gain on sale of Dukat, partially offset by the $2.5 million non-cash write-off of obsolete assets. The financial results for the fourth quarter of 2004 were influenced by the fact that the Company became taxable in Peru. Also recorded in the fourth quarter’s costs were mandatory workers participation expenses and bonuses totaling $1.2 million to the employees and workers at Huaron, Morococha and Quiruvilca mines in recognition for the record operating performance achieved at each mine during 2004.

The net loss for 2003 was $6.8 million, compared to the net loss for 2002 of $34.0 million, which included the write down at Quiruvilca of $27.2 million. Included in the net loss for 2003 was $2.9 million related to recognition of stock option compensation expenses, of which $2.1 million was for stock options granted in 2003, relating to 2002 performance. The operating results improved greatly in 2003 as compared to 2002 as a result of the improving price environment for metals that the Company produces and continued cost reductions, particularly at the Quiruvilca mine. In addition, the Company’s Pyrite stockpiles, acquired in November 2002, generated approximately $1.7 million in operating profit in 2003.

In 2003, revenue was almost identical to that in 2002. Lower production of zinc and lead in 2003 due to the closure of the high-cost North Zone at the Quiruvilca mine was offset by higher realized metal prices in 2003. General and administrative costs were $ 1.0 million higher in 2003 compared to 2002 due to the costs associated with recruitment of several new senior staff, increases in insurance premiums and the strengthening of the Canadian dollar against the US dollar. Depreciation and amortization expense was $1.5 million less in 2003 than 2002 primarily due to the write off in 2002 of the carrying value of Quiruvilca, and all of La Colorada’s 2003 expenses being capitalized.

Operating Performance
The following table sets out select historic and 2005 forecast consolidated operating information. For purposes of budgeting for 2005 and the forecast numbers contained in this MD&A, the Company has used the following price assumptions: silver: $6.00 per oz, zinc: $1,000 per tonne ($0.45 per lb), lead: $850 per tonne ($0.39 per lb), copper: $2,600 per tonne ($1.18 per lb). For our concentrate producing mines, we refer to the net smelter return (“NSR”), which is revenue received from buyers of our concentrate, net of smelting and refining charges. The numbers below are based on the assumption that the Company will commence mining activities at its San Vicente mine in Bolivia in March 2005.

	2005 Forecast	2004	2003	2002	2001
Production
Silver ounces	13,637,990	11,182,030	8,641,914	7,765,154	6,940,171
Zinc tonnes	43,873	34,086	31,797	39,081	30,894
Lead tonnes	17,912	16,694	18,990	20,790	17,187
Copper tonnes	4,407	3,426	3,143	2,847	2,163

Costs
Cash cost per ounce	$4.11	$4.25	$4.09	$4.03	$4.35
Non-cash cost per ounce	$1.15	$1.08	$0.53	$0.76	$0.68
Total Cost per ounce	$5.26	$5.33	$4.62	$4.79	$5.03

In 2004, the Company achieved a 29 per cent increase in silver production, together with 7 per cent and 9 per cent increases in the production of zinc and copper, respectively, offset by a 12 per cent decrease in lead production. Increases in silver, zinc and copper production were primarily achieved through the acquisition of the Morococha mine and the expansion at La Colorada. The decrease in lead production was mainly due to the lower lead grades and recoveries experienced at the Huaron mine. The silver production figures for 2003 above include 992,142 ounces of silver (2002 - 252,262 ounces) produced at La Colorada while the mine was in pre-production for accounting purposes.

Consolidated cash costs per ounce exceeded Management’s expectations in 2004 by approximately $0.91 per ounce. The primary reason for this was the higher than expected costs at La Colorada due to increased ground control and ventilation expenditures, coupled with lower than expected production, particularly in the first half of the year. Actual cash costs per ounce at Morococha in the fourth quarter were also significantly above expectations due to lower silver grades and recoveries. The silver grades and recoveries are expected to improve in 2005. There have also been significant costs associated with integrating the Morococha mine into Pan American’s operations including organizational changes and the implementation of safety systems. The strengthening of both the Peruvian sol and the Mexican peso, relative to the US dollar, also negatively impacted operating costs.

Consolidated production in 2005 is forecast at 13.6 million ounces of silver, a 22 per cent increase as compared to 2004. Base metal production is also expected to increase, particularly in the case of zinc production, which we forecast will increase by 28 per cent. The increases in expected production are primarily due to a full year of ownership of Morococha, improvements at La Colorada and production from San Vicente. Consolidated cash costs per ounce of silver produced, net of by-product credits, are forecast to decline by 3.3 per cent to $4.11 per ounce as cost reductions at La Colorada and Morococha are likely to outweigh increases in costs associated with Peruvian taxes and royalties and the one-third participation by Volcan Minera S.A. de C.V. (“Volcan”) in the operating cash flow generated by the Pyrite stockpile operation.

An analysis of each mine’s operating performance in 2004 measured against historical performance follows, together with Management’s forecasts for each operation’s performance in 2005.

Huaron mine
The Company’s largest silver producing mine, Huaron produced 6 per cent less ounces of silver in 2004 as compared to 2003 as a result of a reduction in ore grades and lower recoveries, yet still generated mine operating earnings of $5.1 million. Aided by higher metal prices, this performance was achieved by increasing tonnage milled by 5 per cent to take advantage of excess capacity in the milling facility. As can be seen in the table that follows, the Company plans to continue to increase the annual tonnes milled at Huaron in 2005:

	2005 Forecast	2004	2003	2002	2001
Tonnes Milled	683,200	635,845	605,790	606,300	367,274

Silver ounces	4,197,897	4,080,737	4,365,061	4,527,971	2,897,946
Zinc tonnes	17,033	15,041	18,855	20,896	9,574
Lead tonnes	9,392	10,569	14,246	14,006	8,445
Copper tonnes	2,051	1,754	1,332	1,740	959
Tonnes Shipped
Zinc concentrate	33,860	34,314	34,819	43,988	14,237
Lead concentrate	19,444	20,253	27,602	26,219	14,723
Copper concentrate	9,213	7,030	5,687	6,249	3,915

Cost per tonne	$40.74	$40.32	$41.87	$38.71	$39.73
Cash cost per ounce	$4.10	$3.90	$3.92	$3.66	$3.55
Non-cash cost per ounce	$1.09	$1.16	$0.70	$0.46	$0.36
Total Cost per ounce	$5.19	$5.06	$4.62	$4.12	$3.91

For 2004, the mine’s NSR per tonne exceeded expectations by 14 per cent at $58.98 compared to $51.60, and its cost per tonne was 6% lower than expected at $40.32 compared to $42.67.

Huaron’s average NSR per tonne for 2005 is expected to be approximately $51.25 and its average cost per tonne is forecast at $40.74, which should generate approximately $2.1 million in mine operating earnings. The re-engineering program at Huaron, together with sustaining capital is expected to require about $3.7 million of spending in 2005.

Quiruvilca mine
2003 saw a significant transformation at Quiruvilca. Production levels at the mine were reduced in August of 2003 from approximately 45,000 tonnes per month to approximately 30,000 tonnes per month with the closure of the high-cost North Zone. At this reduced rate, the mine has been able to process higher-grade ore and decrease its operating costs to the point where it became Pan American’s most profitable mine in 2004, generating $9.5 million in mine operating earnings. Quiruvilca produced more silver in 2004 compared to 2003, despite that fact that it milled 14% less tonnage. Last year, Management expected that Quiruvilca would possibly close in the third quarter of 2004, however, exploration success during 2004 has enabled management to prepare a mine plan that will see mining activities continuing at the Quiruvilca mine for at least the next three years and likely beyond. The following table sets out Management’s forecasts for Quiruvilca in 2005 and historical production and cost data going back to 2000.

	2005 Forecast	2004	2003	2002	2001	2000
Tonnes Milled	389,776	381,237	442,093	508,352	568,451	615,382

Silver ounces	2,327,631	2,530,869	2,493,908	2,509,689	3,259,372	3,611,589
Zinc tonnes	10,915	11,709	12,509	17,852	21,009	24,462
Lead tonnes	3,050	3,803	4,361	6,468	8,358	8,740
Copper tonnes	1,243	1,081	1,811	1,107	1,204	1,215
Tonnes Shipped
Zinc concentrate	19,139	19,657	27,481	27,511	39,475	42,039
Lead concentrate	5,641	11,048	6,425	9,901	12,975	14,899
Copper concentrate	7,202	6,268	7,938	4,706	5,602	5,970

Cost per tonne	$41.86	$45.00	$39.20	$40.01	$43.23	$44.14
Cash cost per ounce	$4.03	$3.63	$5.01	$5.15	$4.71	$3.20
Non-cash cost per ounce	$0.40	$0.25	$0.17	$1.37	$0.95	$0.82
Total Cost per ounce	$4.43	$3.88	$5.18	$6.52	$5.66	$4.02
Last year, Management expected Quiruvilca’s average NSR per tonne to be $45.07 and its budgeted average cost per tonne to be $36.41. However the mine realized an average NSR per tonne of $64.02 and its operating costs were about $45.00 per tonne milled. The average NSR per tonne realized for the year was 42 per cent higher than expected due to higher prices and better actual grades and recoveries while higher costs were associated with the decision to extend the mine’s life.

For 2005, Pan American expects Quiruvilca’s average NSR per tonne to be $53.01 and its budgeted average cost per tonne to be $41.86, which should result in a mine operating earnings of approximately $3.4 million. A total of $1.9 million has been budgeted for capital expenditures at Quiruvilca in 2005, including $1.2 million on concurrent reclamation and $0.5 million to extend the conveyer belt system.

Morococha mine
Pan American acquired an 81 per cent interest in the Morococha mine with effect from July 1, 2004 and has subsequently purchased an additional 5 per cent interest. Morococha was immediately accretive to production, cash flow and earnings. Morococha generated $2.2 million of mine operating earnings and $5.2 million in operating cash flow before non-cash working capital items in the second half of 2004. The following table sets out the production and cost data for the second half of 2004 together with Management’s expectations for 2005:

	2005 Forecast	2H 2004
Tonnes Milled	439,371	212,172

Silver ounces	2,557,172	1,259,451
Zinc tonnes	12,924	5,902
Lead tonnes	5,470	2,186
Copper tonnes	975	538
Tonnes Shipped
Zinc concentrate	25,417	13,613
Lead concentrate	10,954	4,416
Copper concentrate	4,129	2,399

Cost per tonne	$39.47	$42.03
Cash cost per ounce	$3.42	$4.41
Non-cash cost per ounce	$1.54	$1.53
Total Cost per ounce	$4.97	$5.94

Morococha’s average NSR per tonne in 2005 is expected to be about $53.34 against a forecast cost per tonne of $39.47, which should generate mine operating earnings of $2.1 million.

The Company plans to invest heavily in Morococha in 2005 with the primary objectives of establishing a long term, proven and probable reserve based mine plan and reducing cash costs per ounce. Approximately $5.1 million is budgeted to be spent on extensive mine development with a further $2.2 million on upgrades to the milling facility and other equipment. An additional $1.0 million is budgeted for exploration, including 20 kilometers of diamond drilling. Pan American also plans on spending $0.7 million on health and safety matters, primarily upgrading safety equipment.

Pyrite Stockpiles
Pan American acquired the right to mine and sell certain stockpiled ore from Volcan in November 2002. In 2004, demand for the stockpiled ore from the only buyer of this material, Doe Run Peru, increased by 22 per cent over the tonnage requested in 2003. Cash costs per ounce were higher in 2004 due to the fact that the major cost of this operation for accounting purposes is the contained silver that is withheld as a processing fee under the terms of our smelting agreement. Higher silver prices result in a higher expense being recorded on account of these lost ounces. Following is a table showing production from November 2002 onwards and the expected 2005 production.

	2005 Forecast	2004	2003	2002
Tonnes Sold	80,352	79,451	65,255	9,018
Silver ounces	961,192	961,869	790,803	101,459

Cost per tonne	$0.48	$1.32	$0.47	$-
Cash cost per ounce	$3.41	$2.95	$2.15	$1.50
Non-cash cost per ounce	$0.68	$0.63	$0.66	$0.63
Total Cost per ounce	$4.09	$3.58	$2.81	$2.13

For 2004, Pan American expected to sell 57,600 tonnes of this ore containing 706,000 ounces of silver, but actual performance exceeded budget. The Company was able to ship over 79,000 tonnes of ore containing 961,869 ounces of silver, which generated mine operating earnings of approximately $3.0 million during the year.

In 2005, our agreement with Volcan entitles them to a one-third interest in net operating cash flow from the Pyrite operation. This is the reason for the anticipated increase in the cash cost per ounce in 2005. Management expects that 80,300 tonnes of ore will generate mine operating profit for Pan American of about $1.8 million.

San Vicente mine
Pan American has been developing the San Vicente mine in Bolivia under an agreement with COMIBOL, Bolivia’s state mining company and EMUSA, a Bolivian mining company since December 2001. In terms of that agreement and based on the expenditures made by EMUSA during the small scale mining operations and feasibility work, EMUSA are entitled to a 50 per cent interest in the mine, with Pan American retaining the other 50 per cent. As at December 31, 2004, EMUSA had incurred $2.1 million in costs associated with the development of San Vicente as part of their earn-in rights. San Vicente contributed 313,029 ounces of silver to Pan American’s account during 2004.

At the time of this MD&A the Company was in negotiations with both EMUSA and COMIBOL regarding the further development of the San Vicente mine. Pan American has proposed a 400-tonne per day operation, which will initially utilize a mill owned by EMUSA while the Company completes an evaluation of the potential to upgrade and restart the 600 tonne per day Vetillas plant located on the San Vicente mine site. The following table shows Management’s expectations of our 50 per cent interest in San Vicente for 2005, assuming that agreements are reached with EMUSA and COMIBOL to allow the operation to commence in March 2005:

2005 Forecast
Tonnes Milled	60,000
Silver ounces	735,441
Zinc tonnes	3,000
Copper tonnes	138
Tonnes Shipped
Zinc concentrate	5,357
Copper concentrate	861

Cost per tonne	$37.86
Cash cost per ounce	$2.23
Non-cash cost per ounce	$0.18
Total Cost per ounce	$2.41

Management expects the average NSR per tonne in 2005 to be about $82.98 against a forecast cost per tonne of $37.86, which should generate mine operating earnings for Pan American of $1.3 million. Our share of capital expenditures is expected to be $0.8 million, including $0.4 million to evaluate the potential upgrade to the Vetillas plant.

La Colorada mine
During 2002 the Company started a $20 million expansion of the La Colorada mine. The expansion was completed in late 2003, and the mine commenced commercial production for accounting purposes on January 1, 2004. Prior to that date, all revenue and expense items were capitalized and added to the carrying value, which is being amortized on a unit of production basis.

	2005 Forecast	2004
Tonnes Milled	216,000	171,155

Silver ounces	2,858,657	2,036,075
Zinc tonnes	0	122
Lead tonnes	0	136

Cash cost per ounce	$5.53	$6.23
Non-cash cost per ounce	$1.92	$1.88
Total Cost per ounce	$7.45	$8.12

La Colorada’s performance in 2004 was below expectations due to a combination of events: difficult ground conditions which have slowed both development and mining, increased dewatering requirements and areas of high clay refractory ore which have negatively impacted recoveries and mill throughput. A revised mining and processing plan was developed and implemented to address all of these issues. The primary component of the new plan, which was implemented in the second half of the year, was to switch to a more selective narrow vein mining method, which decreased tonnes of ore mined but substantially increased ore grades. As a result, in the fourth quarter of 2004 silver grades reporting to the mill averaged 579 grams per tonne compared to 409 grams per tonne for the same period in 2003, and 439 grams per tonne for the first half of 2004. La Colorada was expected to generate a small mine operating loss of $0.6 million in 2004, but due to the challenges described above, ended up with a mine operating loss of $2.5 million.

La Colorada’s average cash cost per ounce in 2005 is expected to decline to approximately $5.53. However these costs are higher than is expected over the longer term as a result of increased mine development costs associated with completing the transition to a more selective mining method. At forecast silver prices of $6 per ounce, the mine should generate a mine operating loss of $3.0 million but positive operating cash flow of $1.3 million. Capital investments at La Colorada in 2005 are expected to be $2.2 million, comprised mostly of capitalized mine development and equipment expenditures. A drill program to further expand and upgrade the resource base at the mine will be initiated in the first quarter of 2005.

Cash and Total Costs per Ounce of Silver Produced

Pan American reports two performance measures - cash cost per ounce and total production cost per ounce of silver produced. These non-GAAP measures are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance measurement but do not have any standardized meaning. To facilitate a better understanding of these measures as calculated by Pan American, we have provided a detailed reconciliation of these measures to our operating, depreciation and amortization and reclamation expenses as shown in our audited Consolidated Statement of Operations for 2004, 2003 and 2002.

($'000's)		2,004	2,003	2,002
Cost of sales		$69,162	$39,778	$43,161
Add / (Subtract)
Cost of metals lost in smelting & refining		7,191	4,293	2,854
By product credits for zinc, lead, copper and gold		(29,610)	(15,281)	(17,984)
Change in inventory		(379)	1,467	1,042
Mining royalties & worker's participation		(514)
Shipping and selling adjustment		(174)	49	852
Financing costs		487	563	924
Miscellaneous income / (costs)		1,117	456	(292)
La Colorada costs excluded from calculation				(1,818)
Minority interest adjustment		(1,091)
Cash Costs	A	46,188	31,325	28,739
Add / (Subtract)
Depreciation and amortization		10,869	3,325	4,872
Reclamation		1,315	303	806
Miscellaneous income / (costs)		(57)	373	(234)
Minority interest adjustment		(386)
Total Costs	B	57,930	35,326	34,183
Silver Production (oz.)	C	10,869,001	7,649,772	7,139,119

Cash Costs per ounce	(A*$1000)/C	$4.25	$4.09	$4.03

Total Costs per ounce	(B*$1000)/C	$5.33	$4.62	$4.79

Liquidity and Capital Resources

At December 31, 2004, cash and cash equivalents plus short-term investments were $98.1 million, which is a $9.0 million increase from December 31, 2003. This increase was achieved through cash generated from financing and operating activities of $35.4 million and $3.1 million, respectively, plus the proceeds from the sale of our interest in Dukat and surplus land at Quiruvilca of $23.7 million, less investments in mineral property, plant and equipment of $53.3 million. Financing activities included the issuance of 4.7 million shares during the year for net proceeds of $62.4 million, the prepayment of bank loans of $13.0 million, prepaid interest on the Debentures of $11.2 million pursuant to the terms of the early conversion offer, and Debenture interest payments of $2.4 million. Investments in mineral property, plant and equipment consisted primarily of the acquisition of the Morococha mine of $37.4 million, $6.6 million at Huaron as part of the re-engineering program at the mine, $6.2 million at La Colorada for work on the tailing dam, mill upgrades and mine development and $1.5 million in project development expenditures at Alamo Dorado. Cash provided by operations of $3.1 million was net of $9.1 million consumed by changes in the Company’s operating working capital items.

Working capital at December 31, 2004 was $114.7 million, an improvement of $32.7 million from the prior year-end. The improvement is due largely to the $18.2 million increase in accounts receivable, the $9.0 million increase in cash plus short-term investments, a $4.1 million increase in inventories and a net $1.1 million reduction in current liabilities.

Capital resources at December 31, 2004 amounted to shareholders’ equity of $280.2 million. At the date of this MD&A, the Company had issued 66,867,570 shares.

Cash and cash equivalents plus short-term investments at December 31, 2003 amounted to $89.1 million, which was an increase of $78.9 million from December 31, 2002. This increase, together with cash used in operating activities of $3.8 million and investments in mineral property, plant and equipment of $16.5 million were financed by the financing activities of $99.1 million. Financing activities included the issuance of the Debentures for net proceeds of $83.0 million, shares issued for cash of $8.3 million and a net draw down of bank loans of $7.7 million. Investing activities consisted of construction related expenditures at La Colorada of $11.4 million, $4.2 million at Huaron and $1.3 million for feasibility study work at Alamo Dorado.

Working capital at December 31, 2003 was $81.9 million, an improvement of $79.5 million from the prior year-end. The improvement was due largely to the $78.9 million increase in cash and cash equivalents plus short-term investments, a reduction in accounts payable of $4.2 million and increased concentrate inventories of $1.3 million.

Pan American plans capital expenditures in 2005 of up to $71.6 million, including initial development and construction expenditures at Alamo Dorado and Manantial Espejo of $43.1 million and $10.2 million, respectively. Feasibility work at Alamo Dorado required in order to make a production decision is forecasted at approximately $1.2 million, with an additional $41.9 million budgeted for construction in 2005, which includes a 15 per cent contingency. At Manantial Espejo, Management plan to spend $2.1 million to complete a feasibility study, which will be expensed, followed by anticipated construction expenditures in 2005 of $10.2 million assuming a positive production decision in the third quarter of 2005. The Company plans to spend $9.6 million on development and upgrades to infrastructure at the Morococha mine while rehabilitation work and sustaining capital at Huaron is expected to amount to $3.7 million. Capital requirements at La Colorada, Quiruvilca and San Vicente are anticipated to be approximately $2.2 million, $1.9 million and $0.8 million, respectively. In addition to these capital expenditures, the Company anticipates reducing reclamation liabilities through concurrent reclamation spending at Quiruvilca of $1.2 million and at Huaron of $0.3 million. Working capital balances are not expected to increase from the levels as of the end of 2004.

The Company does not expect the impact of inflation to have a material effect on the Company’s financial position, operational performance or cash flows over the next twelve months.

Pan American is required to make royalty payments to the IFC by May 15th of each year if the average price of silver for the preceding calendar year exceeds $4.75 per ounce. This obligation lasts until the end of the scheduled loan life in 2009 and is capped at a maximum accumulated total of approximately $2.8 million. During 2004, $0.7 million was accrued with respect to this obligation, and the Company expects a similar amount will be payable on 2005 production, based on our forecast silver price.

Based on the Company’s financial position at December 31, 2004 and the $15.1 million of operating cash flows that are expected in 2005, Management believes that the Company’s liquid assets are more than sufficient to fund planned project development and sustaining capital expenditures and discharge liabilities as they come due. The Company’s only contractual obligations at the end of 2004 was $0.7 million remaining for the Debentures, which are due in 2009 and capital leases of $0.1 million due in the next twelve months. The Company does not anticipate annual interest payments related to these contractual obligations to be material over the next five years. The Company does not have any off-balance sheet arrangements or commitments other than those disclosed in this MD&A and the audited consolidated financial statements and the related notes.

Critical Accounting Policies and Estimates

For its 2003 fiscal year, Pan American adopted CICA Handbook Section 3870 - Stock-Based Compensation and Other Stock-Based Payments, which requires the fair value method of accounting for stock options. Under this method, Pan American is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in each period, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the balance sheet. In 2004, the fair value of the stock options granted was calculated using an option-pricing model based on the following assumptions - no dividends were paid, a weighted average volatility of the Company’s share price of 58 per cent, a weighted average annual risk free rate of 3.78 per cent and an expected life of 2.7 years. The resulting weighted average option valuation was $4.27 per share for a total expense related to stock options in 2004 of $2.2 million (2003 - $2.9 million, 2002 - $0.3 million). The charge to the Company’s income statement is incorporated as part of the general and administrative expenses.

The Company also adopted CICA Handbook Section 3110 in 2003, the equivalent of FASB Statement No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets. Accordingly, at December 31, 2004 the expected fair value of future site restoration costs for the La Colorada, Huaron and Quiruvilca mines was estimated using a discount rate of 5 per cent at $ 23.9 million (2003 - $21.2 million). This estimate was increased by $2.6 million in 2004 as a result of revisions to the expected site restoration costs at the La Colorada and Quiruvilca mines. The fair value at December 31, 2004 of future site restoration costs for the Morococha mine was estimated using a discount rate of 5 per cent at $ 8.6 million. Thus, the Company’s assets and liabilities as stated on the balance sheet have been increased to reflect the fair value of the anticipated future liability. The Company reviews these estimates on an annual basis. In future periods, assuming no change in estimates, operations will be charged with annual amortization of future site restoration costs of about $2.0 million and the annual accretion of the liability for future site restoration costs of about $1.4 million.

Canadian GAAP requires that certain financial instruments with characteristics of both liabilities and equity be recorded as part debt and part equity. The Company’s Debentures fall into this category of financial instruments. A reader might expect the interest cost associated with the Debentures to be reflected in the statement of operations. However, Canadian GAAP requires that the interest payment be accounted for in a manner parallel to the initial recognition of the Debentures as part debt, recognizing the accretion of the liability component of the Debentures as a charge to earnings, with the accretion of the Debenture equity component charged directly to the Deficit. Similarly, a reader might expect that the Debentures issue costs would be amortized over the minimum life of the Debentures and reflected as a charge in the statement of operations. Since all of the issue costs were charged to Shareholders’ Equity when the Debentures were issued, no amortization of those costs is recorded. Consistent with the Canadian GAAP treatment, the costs incurred to induce the early conversion of the Debentures were split between a liability component of $1.3 million, which was charged to earnings and an equity component of $8.5 million, which was charged directly to the Deficit.

Annually, or more frequently as circumstances require, Pan American assesses the recoverability of its mining properties and investments by performing impairment evaluations. These evaluations consist of comparing each asset’s carrying value with the estimated undiscounted future net cash flows. Where those cash flows are less than the carrying value, the Company records a write-down of the asset to the estimated fair value. In 2002, the Company wrote down the carrying value of the Quiruvilca mine by $27.2 million to $nil. In 2004, asset impairment analyses were performed using the closing silver price on December 31, 2004 of $6.80 per ounce as the long-term silver price assumption. Other estimates incorporated in the impairment evaluations include processing and mining costs, mining tonnage, ore grades and recoveries, which are all subject to uncertainty. If silver prices fall below $6.80 per ounce or some of the other assumptions prove inaccurate, additional material asset impairment charges may be required.

Risks and Uncertainties

Metal Price Risk

Pan American derives its revenue from the sale of silver, zinc, lead, copper and gold. The Company’s revenues are directly dependent on metal prices that may fluctuate widely and are beyond the Company’s control. Since the Company’s revenue is derived approximately 53 per cent from silver, 29 per cent from zinc, 10 per cent from lead and the balance from copper and gold, changes in silver and zinc prices have the greatest impact on the Company’s earnings potential.

The following table illustrates the effect of changes in silver and zinc prices on anticipated net revenue for 2005, taking into account the Company’s forward sales commitments for zinc:

		Zinc prices
Silver prices	US$'000	$ 900	$ 1,000	$ 1,100	$ 1,200
	$5.00	$92,172	$93,188	$93,948	$94,620
	$5.50	$98,314	$99,328	$100,084	$100,753
	$6.00	$104,447	$105,457	$106,210	$106,876
	$6.50	$110,570	$111,577	$112,326	$112,989
	$7.00	$116,684	$117,687	$118,433	$119,093

Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, our policy is to not hedge the price of silver.

Pan American mitigates the price risk associated with its base metal production by selling some of its forecasted base metal production under forward sales contracts, all of which are designated as hedges for accounting purposes. At December 31, 2004, the Company had sold forward 22,200 tonnes of zinc at a weighted average price of $1,092 per tonne ($0.495 per pound) and 4,000 tonnes of lead at a weighted average price of $726 per tonne ($0.329 per pound). The forward sales commitments for zinc represent approximately 42 per cent of the Company’s forecast 2005 zinc production and 17 per cent of the Company’s forecast 2006 zinc production. The lead forward sales commitments represent approximately 22 per cent of the expected 2005 lead production. At December 31, 2004 the cash offered prices for zinc and lead were $1,270 and $1,056 per tonne, respectively, and the mark to market value of the Company’s zinc and lead forward contracts at that date was a negative $4.7 million and at the date of this MD&A was a negative $5.3 million.
The Company maintains trading facilities with several banks for the purposes of transacting the Company’s hedging activities. None of these facilities are subject to margin arrangements.

The Company has long-term contracts to sell the zinc, lead and copper concentrates produced by the Quiruvilca, Huaron and Morococha mines and plans to enter into similar contracts for the San Vicente concentrate production. These contracts include provisions for pricing the contained metals, including silver, based on average spot prices over defined 30-day periods that may differ from the month in which the concentrate was produced. Under these circumstances, the Company locks in the spot price of silver during the month that the silver-bearing concentrates are produced. At December 31, 2004 the Company had fixed the price of 800,000 ounces of its fourth quarter’s silver production contained in concentrates, which is due to be priced in January and February of 2005 under the Company’s concentrate contracts. The price fixed for these ounces averaged $7.41 per ounce while the spot price of silver was $6.80 per ounce on December 31, 2004.

Silver dore production from La Colorada is refined under a long term agreement with fixed refining terms. The refined silver is sold in the spot market to various bullion trading banks. The Company has never had any delivery or payment disputes with its customers and management believes that there are no appreciable delivery or credit risks resulting from its sales contracts.

Political and Country Risk

Pan American conducts operations in Peru, Mexico, Argentina and Bolivia, which are potentially subject to a number of political and economic risks. The Company is not able to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

As an example of this risk, on June 23, 2004 the Peruvian congress approved a royalty on mining companies of between 1 and 3 per cent based on the value of annual concentrate sales. The Company’s operations in Peru are now subject to the royalty calculated at 1 per cent, which was a $0.6 million unexpected increase to costs in 2004 and is expected to total between $0.5 million to $1.0 million per year for all our Peruvian mines combined.

Environmental Risks

Pan American’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. Pan American is required to obtain governmental permits and in some instances provide bonding requirements under federal, state or provincial air, water quality and mine reclamation rules and permits. Although Pan American makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs.

Failure to comply with applicable environmental health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Pan American has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Pan American’s business, results of operations or financial condition.

Specifically related to environmental risks, in mid-October 2003 a new mine closure law was enacted in Peru. No enabling regulations have been published, and therefore, determining how this law will affect the Company’s Peruvian operations is difficult; however, the law provides that each operating mine in Peru must complete and submit for certification a mine closure plan setting out the technical, economical, financial and social aspects of its closure plan. Furthermore, the law provides that each operating mine must provide a guarantee for payment of the eventual closure and post-closure phases of its operation. The form of guarantee has not been specified, but it seems that a guarantee may take the form of cash, a third-party guarantee or a company guarantee. Until the enabling regulations are passed and the closure certification process is complete the possible effects of this law on the Company’s financial condition and results of operation are unknown.

Employee Relations

Pan American’s business depends on good relations with its employees. Certain of the Company’s employees and the employees of Peruvian mining contractors indirectly employed by the Company, are represented by unions. At December 31, 2004, there were 239 employees represented by the Sindicato de Trebajadores de Pan American Silver S.A.C. - Mina Quiruvilca (the “Quiruvilca Union”) and 65 employees represented by the Sindicato de Trebajadores de Shorey y Anexos (the “Shorey Union”). There are also 15 employees at the Huaron mine who are members of a union committee who have rights pursuant to an agreement dated January 1, 2003. The Company has experienced short-duration labour strikes and work stoppages in the past and may experience future work stoppages.

Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to Pan American. The Company has established provisions for matters that are probable and can be reasonably estimated. The liabilities that ultimately may result from these matters do not exceed $5 million in aggregate.

Outlook

During 2005, the Company expects to be making construction decisions for Alamo Dorado and Manantial Espejo, and expanding operations at San Vicente. In addition to these properties, Management believes there is significant exploration potential at our existing Peruvian operations, especially at the recently acquired Morococha mine. In 2004, Pan American improved its financial position through the early conversion of nearly all of its Debentures, prepayment of all its debt and by generating operating cash flow before non-cash working capital items of $12.2 million. With a full year of production at the Morococha mine and considering the Company’s forecasted metal prices, we anticipate generating consolidated operating cash flow of approximately $15 million and with current cash balances are well funded to undertake the ambitious capital growth programs planned for 2005.

Project Development

Work on the feasibility study for the Alamo Dorado silver project is reaching its final stage. All the major permitting and metallurgical testing is substantially complete. The Company plans on making a construction decision in the first quarter of 2005.

Feasibility work is progressing steadily on the 50 per cent owned Manantial Espejo silver-gold project in Argentina. Hatch Engineers is developing the plant and infrastructure capital and operating cost estimates while Snowden Engineers are completing the open pit mining operating and capital cost estimates. The archeological field program has been completed by Vector Engineers with no significant findings and the environmental baseline field programs are underway. The Company expects to complete the feasibility in the third quarter of 2005 and to make a construction decision shortly thereafter.

Metal markets

Prices for the metals that the Company produces were robust in 2004, after several years of prolonged weakness. Factors contributing to the recovery in metal prices during 2004 include demand resulting from the strong industrial growth in China, weakness in the US dollar and supply concerns due to under-investment in new production capacity. The Company anticipates that these factors will continue to support prices during 2005 and that the long-term fundamentals for metal prices are positive.

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4Bentall Centre
P.O. Box 49279
Vancouver BC
V7X 1P4 Canada

Tel: (604) 669-4466
Fax: (604) 685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of
Pan American Silver Corp.

We have audited the consolidated balance sheets of Pan American Silver Corp. (the “Company”) as at December 31, 2004 and 2003 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

Independent Registered Chartered Accountants
Vancouver, British Columbia
February 11, 2005

Comments by Independent Registered Chartered Accountants for
U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 (j) to the consolidated financial statements. Our report to the shareholders dated February 11, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the report of the independent registered chartered accountants when the change is properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Vancouver, British Columbia
February 11, 2005
Member of
Deloitte Touche Tohmatsu

Pan American Silver Corp.
Consolidated Balance Sheets
As at December 31, 2004 and 2003
(in thousands of US dollars)

	2004	2003
Assets
Current
Cash	$28,345	$14,191
Short-term investments	69,791	74,938
Accounts receivable, net of $nil provision for doubtful accounts	25,757	7,545
Inventories (Note 4)	10,674	6,612
Prepaid expenses	1,684	1,289
Total Current Assets	136,251	104,575
Mineral property, plant and equipment (Notes 3 and 5)	104,647	83,574
Non-producing properties (Notes 3 and 6)	125,863	83,873
Direct smelting ore (Note 4)	2,671	3,901
Other assets (Note 7)	647	3,960
Total Assets	$370,079	$279,883

Liabilities
Current
Accounts payable and accrued liabilities (Note 8)	$20,331	$10,525
Advances for metal shipments	652	4,536
Current portion of bank loans and capital lease	134	2,639
Current portion of non-current liabilities	479	4,948
Total Current Liabilities	21,596	22,648
Deferred revenue	-	865
Bank loans and capital lease (Note 9)	-	10,803
Liability component of convertible debentures (Note 10)	134	19,116
Provision for asset retirement obligation and reclamation (Notes 3 and 11)	32,012	21,192
Provision for future income taxes (Note 17)	33,212	19,035
Severance indemnities and commitments (Note 16)	1,542	2,126
Non-controlling interest	1,379	-
Total Liabilities	89,875	95,785

Shareholders' Equity
Share capital (Note 12)
Authorized: 100,000,000 common shares of no par value
Issued:
December 31, 2003 - 53,009,851 common shares
December 31, 2004 - 66,835,378 common shares	380,571	225,154
Equity component of convertible debentures (Note 10)	633	66,735
Additional paid in capital	10,976	12,752
Deficit	(111,976)	(120,543)
Total Shareholders' Equity	280,204	184,098

Total Liabilities and Shareholders' Equity	$370,079	$279,883
APPROVED BY THE BOARD

Ross J. Beaty, Director	Geoff A. Burns, Director

See accompanying notes to consolidated financial statements

Pan American Silver Corp.
Consolidated Statements of Operations
For the years ended December 31, 2004, 2003 and 2002
(in thousands of US dollars, except for shares and per share amounts)

	2004	2003	2002

Sales	$92,896	$45,122	$45,093
Cost of sales	69,162	39,778	43,161
Depreciation and amortization	10,869	3,325	4,872
Mine operating earnings (loss)	12,865	2,019	(2,940)
General and administrative, including stock-based compensation	6,241	5,625	2,017
Exploration	3,838	2,543	1,206
Reclamation	1,315	303	860
Interest and financing expenses	898	1,156	988
Write-down of non-producing property (Note 6)	2,460	-	27,218
Operating loss	(1,887)	(7,608)	(35,229)
Interest and other income	2,338	496	1,252
Debt settlement expenses	(1,364)	-	-
Gain on sale of assets (Note 6)	23,747	318	-
Income (loss) before income taxes and non-controlling interest	22,834	(6,794)	(33,977)
Provision for income taxes (Note 17)	(2,753)	-	-
Non-controlling interest	(179)	-	-
Net income (loss) for the year	$19,902	$(6,794)	$(33,977)

Attributable to common shareholders:

Net income (loss) for the year	$19,902	$(6,794)	$(33,977)
Early conversion premium on convertible debentures	(2,871)	(3,534)	-
Accretion of convertible debentures	(8,464)	-	-
Net income (loss) for the year attributable to common shareholders	$8,567	$(10,328)	$(33,977)

Earnings (loss) per share

Basic	$0.14	$(0.20)	$(0.81)
Fully Diluted	$0.13	$(0.20)	$(0.81)

Weighted average number of common shares outstanding

Basic	63,168,995	51,058,212	41,849,413
Fully Diluted	65,268,137	51,058,212	41,849,413
See accompanying notes to consolidated financial statements

Pan American Silver Corp.
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2004, 2003 and 2002
(in thousands of US dollars, except for shares)

				Additional
	Common shares		Convertible	Paid In
	Shares	Amount	Debentures	Capital	Deficit	Total

Balance, December 31, 2001	37,628,234	$130,723	$-	$1,120	$(72,966)	$58,877
Issued on exercise of stock options	1,445,400	6,186	-	(84)	-	6,102
Issued on exercise of share purchase warrants	32,250	97	-	-	-	97
Stock-based compensation	-	-	-	319	-	319
Issued for cash, net of issue costs	3,450,000	15,599	-	-	-	15,599
Issued for purchase of mining property	231,511	1,250	-	-	-	1,250
Issued for purchase of royalty	390,117	3,000	-	-	-	3,000
Issued as compensation	69,000	253	-	-	-	253
Issued for purchase of silver stockpiles	636,942	4,000	-	-	-	4,000
Other	-	-	-	(28)	-	(28)
Net loss for the year	-	-	-	-	(33,977)	(33,977)
Balance, December 31, 2002	43,883,454	161,108	-	1,327	(106,943)	55,492
Issued on exercise of stock options	1,385,502	9,312	-	(1,471)	-	7,841
Issued on exercise of share purchase warrants	100,943	509	-	-	-	509
Stock-based compensation	-	-	-	2,871	-	2,871
Issued for acquisition of subsidiary (Note 3)	7,636,659	54,203	-	-	-	54,203
Fair value of stock options granted (Note 3)	-	-	-	1,136	-	1,136
Fair value of share purchase warrants (Note 3)	-	-	-	8,889	-	8,889
Issue of convertible debentures (Note 10)	-	-	63,201	-	-	63,201
Convertible debentures issue costs (Note 10)	-	-	-	-	(3,272)	(3,272)
Issued as compensation	3,293	22	-	-	-	22
Accretion of convertible debentures	-	-	3,534	-	(3,534)	-
Net loss for the year	-	-	-	-	(6,794)	(6,794)
Balance, December 31, 2003	53,009,851	225,154	66,735	12,752	(120,543)	184,098
Issued on exercise of stock options	785,095	9,437	-	(3,965)	-	5,472
Issued on exercise of share purchase warrants	544,775	1,965	-	-	-	1,965
Stock-based compensation	-	-	-	2,189	-	2,189
Issued for cash, net of issue costs	3,333,333	54,820	-	-	-	54,820
Accretion of convertible debentures	-	-	2,871	-	(2,871)	-
Issued on conversion of convertible debentures	9,145,700	88,950	(68,973)	-	(8,464)	11,513
Issued as compensation	16,624	245	-	-	-	245
Net income for the year	-	-	-	-	19,902	19,902
Balance, December 31, 2004	66,835,378	$380,571	$633	$10,976	$(111,976)	$280,204
See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows
For the years ended December 31, 2004, 2003 and 2002
(in thousands of US dollars)

	2004	2003	2002
Operating activities
Net income (loss) for the year	$19,902	$(6,794)	$(33,977)
Reclamation expenditures	(1,347)	(61)	-
Items not involving cash
Gain on sale of assets	(23,747)	(318)	-
Depreciation and amortization	10,869	3,325	4,872
Write-down of non-producing property and property, plant and equipment	2,460	-	27,218
Non-controlling interest	179	-	-
Debt settlement expenses	1,208	-	-
Future income taxes	31	-	-
Interest accretion on convertible debentures	366	595	-
Stock-based compensation	2,189	2,871	319
Reclamation	1,315	303	860
Operating cost provisions	(1,209)	941	(4,463)
Changes in non-cash working capital items (Note 14(a))	(9,083)	(5,380)	4,361
Cash generated by (used in) operating activities	3,133	(4,518)	(810)

Financing activities
Shares issued for cash	62,437	8,350	22,759
Share issue costs	(180)	-	(961)
Convertible debentures	-	86,250	-
Convertible debentures issue costs	-	(3,272)	-
Convertible debentures payments	(13,565)	-	-
Repayment of credit line	-	-	(1,265)
Repayment of bank loans	-	-	(2,060)
(Repayment) proceeds of bank loans and capital lease	(13,308)	7,737	-
Cash generated by financing activities	35,384	99,065	18,473

Investing activities
Mineral property, plant and equipment expenditures	(15,367)	(16,944)	(9,651)
Non-producing property expenditures	(1,676)	(1,383)	(1,158)
Acquisition of net assets of subsidiary, net of cash acquired	(36,214)	2,393	-
Proceeds from sale of assets	23,747	318	-
Sale (purchase) of short-term investments	5,147	(74,925)	-
Cash used in investing activities	(24,363)	(90,541)	(10,809)

Increase in cash during the year	14,154	4,006	6,854
Cash, beginning of year	14,191	10,185	3,331
Cash, end of year	$28,345	$14,191	$10,185
Supplemental Cash Flow Information (Note 14(b))
See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)

1.	NATURE OF OPERATIONS

Pan American Silver Corp., its subsidiaries and joint ventures (the “Company”) are engaged in silver mining and related activities, including exploration, extraction, processing and reclamation. Silver, the primary product, is produced in Mexico and Peru, with exploration and project development activities in Argentina, Peru, Mexico and Bolivia.

2.	SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant differences from United States generally accepted accounting principles are disclosed in Note 18.

a)	Basis of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Principal subsidiaries and investments at December 31, 2004 are listed below. All intercompany transactions and balances have been eliminated.

Subsidiary	Location	Ownership interest	Status	Operations and Development Projects Owned

Pan American Silver S.A.C.	Peru	100%	Consolidated	Quiruvilca mine
Compania Minera Huaron S.A.	Peru	100%	Consolidated	Huaron mine
Compania Minera Argentum S.A.	Peru	86.5%	Consolidated	70% Morococha mine
Compania Minera Natividad S.A.	Peru	100%	Consolidated	30% Morococha mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada mine

Certain comparative figures have been reclassified to conform to the current year’s presentation.

b)	Revenue recognition

Revenue is recognized when title and risk of ownership of metals or metal bearing concentrate have passed and collection is reasonably assured. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays, and are recorded as adjustments to revenue in the period of final settlement of prices, weights and assays; such adjustments have not historically been material in relation to the initial invoice amounts.

c)	Inventories

Dore and concentrate inventories are stated at the lower of cost and net realizable value determined by using the first-in, first-out method. Direct smelting ore inventories are carried at the lower of average cost and net realizable value. Acquisition cost of direct smelting ore is charged to operations on a per tonne of ore sold basis (Note 4). Supplies inventory are valued at the lower of average cost and replacement cost, net of obsolescence. Inventories at December 31, 2004 included an obsolescence provision of $2,294,000 (2003 - $1,996,000), of which $1,807,000 was written down as part of the write-off of the Quiruvilca mine in 2002.

d)	Mineral property, plant and equipment

i)	Mineral property, plant and equipment

Costs associated with operating mineral properties, plant and equipment are carried at cost less depreciation and depletion. Maintenance, repairs and renewals are charged to operations. Betterments are capitalized. Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations. Mineral property costs are amortized on a units-of-production basis over a property’s ore reserves. Depreciation of plant and equipment is calculated on a straight-line basis over the lesser of an asset’s estimated useful life ranging from five to twenty years and the life of the mineral property to which it relates.

The carrying value of mineral properties and any related plant and equipment are reviewed periodically for impairment in value, utilizing discounted estimates of future cash flows. Any resulting write downs to fair value are charged to operations. Deferred costs relating to abandoned properties are written off.

ii)	Non-producing properties

Acquisition costs of investment and mineral development properties together with costs directly related to mine development expenditures and any interest costs thereon are deferred. Exploration and development costs are expensed until the Company has a reasonable expectation that the property is capable of commercial production, supported by a positive economic analysis and approved by the Board of Directors. Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic.

The Company’s policy is to commence commercial production for accounting purposes at the earlier of the operation achieving 60 per cent of design capacity or one year after substantial completion of construction activities.

e)	Reclamation costs

During the fourth quarter of 2003, the Company changed its accounting policy on a retroactive basis with respect to accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of long-lived assets. The Company adopted CICA 3110 “Asset Retirement Obligations” whereby the fair value of the liability is initially recorded and the carrying value of the related asset is increased by the corresponding amount. The liability is accreted to its present value and the capitalized cost is amortized over the useful life of the related asset. The effect of the change was to increase the provision for assets retirement obligation and reclamation by $7,978,000 and increase the carrying value of the related assets by the corresponding amount.

The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations by regulatory authorities, which affects the ultimate cost of remediation and reclamation. Such changes will be reflected in the accounts of the Company as they arise.

f)	Foreign currency translation

The Company’s functional currency is the US dollar. The accounts of subsidiaries, not reporting in U.S. dollars, and which are integrated operations, are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rate. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenue and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings except for depletion and amortization of mineral property, plant and equipment which are translated at the same rates as the assets to which they relate. Exchange gains and losses are included in operating results.

g)	Derivative financial instruments

The Company, from time to time, uses forward sales agreements for the purpose of managing the price of anticipated metal sales. These instruments are accounted for as a hedge of anticipated transactions and are not recorded on the balance sheet of the Company. Gains and losses from these contracts are recorded as an adjustment of revenue in the period that related production is sold.

If the Company enters into contracts that do not meet the requirement for hedge accounting, the contracts are marked-to-market and any gains or losses are included in operations.

h)	Cash

Cash includes cash and bank deposits with an average current yield of 1.35 per cent (2003 - 1.10 per cent).

i)	Short-term investments

Short-term investments consist of debt securities with maturities of less than two years. These debt securities include corporate bonds with S&P rating of A- to AAA with an overall average of single A high and are classified as available for sale, which are marked-to-market at each period end.

j)	Stock option plan

The Company provides options to buy common shares of the Company to directors, officers, employees and service providers. The board of directors grants such options for periods of up to ten years, vesting period of up to four years and at prices equal to or greater than the weighted average market price of the five trading days prior to the date the options were granted.

During the fourth quarter 2003 the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with recommendation of CICA Handbook Section (“CICA 3870”), “Stock-based Compensation and Other Stock-based Payments”. As permitted by CICA 3870, the Company has applied this change retroactively for new awards granted on or after January 1, 2002. Stock-based compensation expense is calculated using the Black-Scholes option pricing model. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options were granted.

Using the fair value method for stock-based compensation, the Company recorded an additional charge to earnings of $2,189,000, $2,871,000 and $319,000 for the years ended December 31, 2004, 2003 and 2002, respectively, for stock options granted to employees and directors. These amounts were determined using an option pricing model assuming no dividends were paid, a weighted average volatility of the Company’s share price of 58.5 per cent (2003 - 58.0 per cent; 2002 - 67.5 per cent), weighted average expected life of 2.8 years (2003 and 2002 - 3.5 years), weighted average annual risk free rate of 3.80 per cent (2003 - 4.03 per cent; 2002 - 4.16 per cent). The option valuation determined by the model was $4.04 (2003 - $2.74; 2002 - $4.75) per option.

k)	Earnings (loss) per share

Basic earnings (loss) per share calculations are based on the net income (loss) attributable to common shareholders for the period divided by the weighted average number of common shares issued and outstanding during the year.

The diluted loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period.

For securities that may be settled in cash or shares at the holder's option the more dilutive of cash settlement and share settlement is used in computing diluted earnings per share. For settlements in common shares, the if-converted method is used, which requires that returns on convertible senior equity instruments and income charges applicable to convertible financial liabilities be added back to net loss, net loss be adjusted for any non-discretionary changes that would arise from the assumed conversion, and that the convertible securities are assumed to be converted at the beginning of the period (or at the time of issuance, if later).

Potentially dilutive securities totaling 2,099,142 shares for 2004 (666,746 and 1,432,396 shares arising from outstanding stock options and share purchase warrants, respectively) were included in the diluted earnings per share calculation while dilutive securities totaling 11,798,928 and 952,879 shares for 2003 and 2002, respectively, have been excluded from the calculation, as their effect would be anti-dilutive.

l)	Convertible debt instruments

The equity and liability components of convertible debt instruments are presented separately in accordance with their substance. The liability component is accreted by way of charge to earnings with a corresponding credit to the liability and interest payments are applied against the accrued liability. Accretion of the equity component is recorded as a direct charge to the deficit. Financing costs related to the placement of the convertible debt are charged to the deficit.

m)	Income taxes

The provision for income taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantially enacted tax rates applicable for future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

3.	BUSINESS ACQUISITIONS

Morococha mining assets

On August 26, 2004, the Company acquired a 80.7 per cent interest in Compania Minera Argentum S.A. (“Argentum”), which owns 70.0 per cent of the Morococha mine in central Peru, for $34,620,000 by way of a public offering for Argentum’s common shares through the Lima Stock Exchange. The Company also acquired Compania Minera Natividad S.A. (“Natividad”) for $1,500,000, which owns 30.0 per cent of the Morococha mine and holds numerous adjacent mineral concessions and a primary processing facility. Subsequent to the acquisition, the Company purchased an additional 2.0 percent interest by acquiring investment shares for $625,000.

The acquisition was accounted for by the purchase method of accounting and the accounts of Argentum and Natividad have been consolidated from July 1, 2004, which was the date the Company acquired effective control and ownership of the assets and liabilities of the Morococha mine.

The fair value of assets and liabilities acquired and the consideration paid are summarized as follows:

As at
June 30,
2004
Fair value of net assets acquired
Current assets (including cash of $657,000)	$7,555
Mineral property, plant and equipment	16,745
Non-producing properties	40,472
64,772
Less:
Accounts payable and accrued liabilities	(3,937)
Provision for asset retirement obligation and reclamation	(8,618)
Future income tax liability	(14,146)
Non-controlling interest	(1,200)
Total purchase price	$36,871

Consideration paid is as follows:
Cash	$36,120
Acquisition costs	751
$36,871

The purchase consideration for the mining assets of Argentum and Natividad exceeded the carrying value of the underlying assets for tax purposes by $54,945,000. In addition, the Company recorded a provision for future reclamation and restoration costs in amount of $8,618,000. These amounts have been applied to increase the carrying value of the mineral properties for accounting purposes. However, this did not increase the carrying value of the underlying assets for tax purposes and resulted in a temporary difference between accounting and tax values. The resulting estimated future income tax liability associated with this temporary difference of $14,146,000 was also applied to increase the carrying value of the non-producing properties.

Corner Bay Silver Inc.

On February 20, 2003, the Company acquired a 100 per cent interest in Corner Bay Silver Inc. (“Corner Bay”). The consideration paid to the shareholders of Corner Bay was 7,636,659 common shares of the Company ( “Pan American shares”), representing 0.3846 of a share of the Company for each share of Corner Bay and 3,818,329 warrants (the “Pan American warrants”) to purchase common shares of the Company, representing 0.1923 of a warrant for each share of Corner Bay. The Pan American shares issued were valued at $54,203,000, which was derived from an issue price of Cdn$11.30. The Pan American warrants were valued at $8,889,000, which was equal to $2.328 per warrant. The Pan American warrants were valued using an option pricing model assuming a weighted average volatility of the Company’s share price of 35.0 per cent and a weighted average annual risk free rate of 4.16 per cent.

Each whole Pan American warrant allows the holder to purchase a Pan American share for a price of Cdn$12.00 for a five-year period ending February 20, 2008.

In addition, the Company agreed to grant 553,847 stock options to purchase common shares of the Company. These options replaced 960,000 fully vested stock options held by employees and shareholders of Corner Bay. The value of the stock options granted was determined to be $1,136,000.

The acquisition was accounted for using the purchase method, which resulted in the allocation of the consideration paid to the fair value of the assets acquired and the liabilities assumed, as follows:

As at
February 20,
2003
Fair value of net assets acquired
Current assets (including cash of $2,393,000)	$2,512
Mineral property, plant and equipment	2,500
Non-producing properties	79,008
Other assets	29
84,049
Less:
Current liabilities	(104)
Provision for future income tax liability	(19,035)
Total Purchase Price	$64,910

Consideration paid is as follows:
Common shares	$64,228
Acquisition costs	682
$64,910

The purchase consideration of $64,228,000 for 100 per cent of Corner Bay exceeds the carrying value of the net assets acquired by $54,108,000, which was applied to increase the carrying value of the mineral properties. The excess amount did not increase the carrying value of the underlying assets for tax purposes resulting in a temporary difference between accounting and tax values. The resulting estimated future income tax liability associated with this temporary difference of $19,035,000 was also applied to increase the carrying value of the non-producing properties.

4.	INVENTORIES

Inventories consist of:

	2004	2003
Concentrate inventory	$3,827	$4,474
Direct smelting ore	3,121	4,350
Dore inventory	2,168	217
Materials and supplies	4,229	1,472
	13,345	10,513
Less: non-current direct smelting ore	(2,671)	(3,901)
	$10,674	$6,612

Under an agreement relating to direct smelting ore entered into in 2002 the Company acquired the right to mine and sell 600,000 tonnes of silver-bearing ore stockpiles. The consideration paid was $4,500,000 and a one-third operating cash flow interest after the Company recovers $4,500,000 of operating costs, deemed taxes and interest on the acquisition cost. In December 2004, the Company recorded a charge against income of $61,000 relating to the operating cash flow interest.

Under a second agreement with Volcan, the Company has an option to acquire a 60 per cent interest in certain silver-bearing stockpiles by spending $2,000,000 over a three-year period ending November 8, 2005. In the twelve-months following this three-year period, the Company may increase its interest to 100 per cent by paying Volcan $3,000,000 and granting Volcan a 7.0 per cent royalty on commercial production from the stockpiles. In December 2004, the Company extended this agreement to December 31, 2006 at a cost of $304,000.

As at December 31, 2004, the Company has not made any expenditures pursuant to this agreement.

5.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment consist of:

	December 31, 2004			December 31, 2003
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Mineral properties
Morococha mine, Peru	$9,693	$(169)	$9,524	$-	$-	$-
La Colorada mine, Mexico	4,153	(421)	3,732	4,153	(44)	4,109
Huaron mine, Peru	1	-	1	1	-	1
	13,847	(590)	13,257	4,154	(44)	4,110

Plant and equipment
Morococha mine, Peru	8,515	(1,930)	6,585	-	-	-
La Colorada mine, Mexico	23,514	(2,420)	21,094	21,743	(703)	21,040
Huaron mine, Peru	19,389	(7,659)	11,730	19,852	(6,355)	13,497
Quiruvilca mine, Peru	6,523	(6,523)	-	6,212	(3,769)	2,443
Other	706	(503)	203	2,567	-	2,567
	58,647	(19,035)	39,612	50,374	(10,827)	39,547

Mine development and other
Morococha mine, Peru	9	-	9	-	-	-
La Colorada mine, Mexico	27,181	(2,420)	24,761	20,482	(725)	19,757
Huaron mine, Peru	34,238	(8,380)	25,858	27,294	(4,871)	22,423
Quiruvilca mine, Peru	19,078	(18,093)	985	19,264	(21,707)	(2,443)
Other	198	(33)	165	664	(484)	180
	80,704	(28,926)	51,778	67,704	(27,787)	39,917

	$153,198	$(48,551)	$104,647	$122,232	$(38,658)	$83,574

Mineral property, plant and equipment is amortized using the straight-line method over the lesser of estimated useful lives ranging from five to twenty years or estimated ore reserves. Mine development is amortized over the estimated ore reserves.

On October 23, 2003, the Company purchased an existing 3.0 per cent net smelter royalty on its Huaron silver mine for cash consideration of $2,500,000.

During 2004 the Company spent $6,306,000 to expand the oxide mine and various other mine upgrades after completing a $20,693,000 in expansion at the La Colorada mine in 2003. Commercial production for accounting purposes commenced on January 1, 2004.

During the fourth quarter 2004, the Company wrote-off the $2,460,000 carrying value of certain assets acquired as part of the acquisition of Corner Bay Silver Inc., which were considered unnecessary for the development of the property.

6.	NON-PRODUCING PROPERTIES

Non-producing properties consist of:

	2004	2003
Non-producing properties
Morococha, Peru	$40,472	$-
Alamo Dorado, Mexico	81,692	80,076
Manantial Espejo, Argentina	2,012	2,012
Other	1,687	1,785
	$125,863	$83,873
Morococha, Peru

The Company holds a number of mining concessions as part of the acquisition of the Morococha mine (Note 3).

Alamo Dorado, Mexico

On February 20, 2003, the Company acquired a 100 per cent interest in the Alamo Dorado silver-gold deposit located in the State of Sonora, Mexico.

Manantial Espejo, Argentina

On March 4, 2002, the Company acquired a 50.0 per cent interest in the Manantial Espejo property, located in Argentina, from Silver Standard Resources Ltd., which holds the other 50.0 per cent. The purchase price was 231,511 common shares of the Company valued at $1,250,000, cash of $662,433 and a further cash payment of $100,000 to eliminate a 1.2 per cent NSR royalty on the property. All acquisition costs have been capitalized while exploration costs have been charged to operations.

At December 31, 2004, the Company’s share of the net liabilities of the joint venture was $58,000 (2003 - $260,000). During the year the joint venture expended approximately $5,274,000 on exploration activities which was funded by the joint venture partners (approximately $2,637,000 each).

Other properties consist of:

The Company holds a 100% interest in the Waterloo and Hog Heaven properties located in the United Sates.

San Vicente, Bolivia

On December 1, 2001, the Company and Comibol entered into a two-year contract to allow EMUSA, a Bolivian company, to extract from the mine, at its cost, up to 200,000 tonnes of ore during the life of the contract. The Company received the greater of $13,000 per month, a 4 per cent net smelter return royalty or depending on metal prices, 20 per cent - 30 per cent of net cash flow. The Company extended the contract with EMUSA to continue with small scale operation for an additional year, which concluded at the end of 2004

On November 10, 2003, the Company entered into a separate agreement with EMUSA giving EMUSA the right to earn a 49 per cent interest in the Company’s Bolivian subsidiary, Pan American Silver (Bolivia) S.A. EMUSA can earn its share by financing the next $2,500,000 in project expenses, including a feasibility study. As at year ended December 31, 2004 EMUSA has spent $2,054,000 towards the earn-in interest, including $1,105,000 owing to the Company.

Dukat, Russia

On November 21, 2004, the Company completed the sale of its 20 per cent interest in the Dukat silver mine in Russia to a maximum amount of $43,000,000. The Company received $20,500,000 in cash and may receive up to $22,500,000 in contingent future payments. The future payments are to be made annually based on the yearly average silver price, and the range is from no payment, if the yearly silver price for the preceding year is less than $5.50 per ounce to $8,000,000, if the average silver price for the preceding year exceeds $10.00 per ounce. The agreement also includes provisions for early payment of remaining future payments on the occurrence of certain events. The Company had previously written-off the property in 2000 and as a result, recognized a $20,165,000 gain, net of $335,000 in transaction related costs, from this sale. The contingent future payments will be recognized into income as they are received.

Quiruvilca, Peru

On June 28, 2004, the Company completed the sale of a package of surplus lands and mineral rights in the vicinity of the Quiruvilca mine for $3,650,000 and has recognized a gain of $3,582,000 as a result of this sale.

Collectively, the Company recognized a gain of $23,747,000 from the sale of the Dukat property and the sale of surplus lands and mineral rights.

7.	OTHER ASSETS

Other assets consist of:

	2004	2003
Prepaid taxes	$-	$2,441
Long-term receivable	138	1,414
Reclamation bonds	105	105
Other	404	-
	$647	$3,960

Prepaid taxes consisted of non-current IGV and various other taxes, including tax on assets. During 2003 and 2004, the Company prepaid $1,186,000 of tax on assets to the Peruvian tax authorities which can be applied against future income taxes. The tax on assets was repealed and the taxes paid in 2003 may be refunded. As at December 31, 2004, the prepaid taxes have been reclassified as current.

In December 2004, an agreement was reached whereby the balance of future power credits included in long-term receivable of $539,000 was forgiven in exchange for an extension to December 31, 2006 for the right to earn a 60 per cent interest in certain silver-bearing stockpiles (Note 4). The value for the extension was $304,000 and a charge of $539,000 was recognized for power credits forgiven. The remaining $843,000 of deferred income relating to future power credits was recognized into income. At December 31, 2003, the balance of the future power credits was $959,000 of which $94,000 was current and reflected in current liabilities.

On March 15, 2004, the Company sold its interest in the Tres Cruces property in Peru in exchange for 3,500,000 common shares (December 31, 2004 market value - $1,225,000) of New Oroperu Resources Inc. valued at the same carrying value of the Tres Cruces property.

8.	CURRENT LIABILTIES

Accounts payable and accrued liabilities consist of:

	2004	2003
Trades accounts payable	$12,153	$8,781
Payroll and related benefits	4,196	1,203
Income taxes and other	2,377	422
Royalties	1,259	29
Provisions and other liabilities	346	90
	$20,331	$10,525

In June 2004, the Peruvian congress passed a new 1.0 per cent mining royalty tax on all revenue from mining operations in Peru. During 2004 certain mining operations in Peru became taxable and are subject to both workers participation tax and Peruvian income tax. For the year ended December 31, 2004, the Company has accrued $997,000 for mandatory workers participation tax.

The Company is obligated to make an annual payment (the “Royalty Fee”) until May 15, 2009. The Royalty Fee is equal to 20 per cent multiplied by the average silver price for the previous calendar year less $4.75, multiplied by the annual production from the La Colorada mine and multiplied by the scheduled IFC loan balance at the end of the year divided by $9,500,000. The Royalty Fee is capped such that the maximum payable is $2,800,000. As at December 31, 2004 the Company accrued $695,000 (2003 - $29,000) for the Royalty Fee.

9.	BANK LOANS AND CAPITAL LEASE

Bank loans and capital lease consist of:

	2004	2003
Huaron pre-production loan facility	$-	$3,521
La Colorada IFC project loan	-	9,500
	-	13,021
Current portion	-	(2,625)
-		10,396

Capital lease	134	421
Current portion	(134)	(14)
-		407

$ -		$10,803

During 2004 the Company repaid the balance of the Huaron pre-production loan. The loan bore interest at 6-month LIBOR plus 3.0 per cent and was repayable in monthly installments of $135,000 until February 2006. In 2004, $114,000 of interest was paid on this loan.

During 2004 the Company repaid the $9,500,000 IFC project loan. The loan bore interest at 6-month LIBOR plus 3.50 per cent until certain technical and financial tests were achieved, and 6-month LIBOR plus 3.25 per cent thereafter and was repayable in semi-annual installments of $1,000,000, commencing November 15, 2004 until May 15, 2009.

During 2004 the Company paid $229,000 (2003 - $334,500) to the IFC for interest and financing costs of which $Nil (2003 - $89,500) was reflected in accounts payable and accrued liabilities as at December 31, 2003. The costs incurred in 2003 were capitalized as part of pre-operating costs.

The Company entered into a capital lease for the purchase of mining equipment for the La Colorada project. The capital lease bears interest at 6.0 per cent per annum, payable in semi-annual payments over 5 years. The balance of the capital lease will be repaid in 2005.

10.	CONVERTIBLE DEBENTURES

On July 30, 2003, the Company completed an offering of $86,250,000 convertible, unsecured senior subordinated debentures (the “Debentures”), which mature on July 31, 2009. The Debentures bear interest at a rate of 5.25 per cent per annum, payable semi-annually on January 31 and July 31 of each year, beginning on January 31, 2004. The Company has the option to discharge interest payments from the proceeds of the sale of common shares issued to a trustee for the purpose of converting such shares into cash. The Company incurred $3,272,000 of debt issue expenses, which were charged to the deficit.

The Debentures are convertible, at the option of the holder, at any time prior to maturity or redemption into common shares of the Company at a price of $9.57 per common share (the “Conversion Price”). The Company may not redeem the Debentures prior to July 31, 2006. After July 31, 2006, the Company may redeem the Debentures provided that the Company’s common shares trade at 125 per cent or more of the Conversion Price. The Debentures are classified as a compound financial instrument for accounting purposes as they contain a right to convert into equity of the Company.

The Debentures were being accounted for in accordance with their substance and were presented in the financial statements in their component parts, measured at their respective fair values at the time of issue. The value of the Debentures was comprised of a $35,357,000 fair value of the Debentures, $23,049,000 fair value of the future interest payments and $27,844,000 fair value ascribed to the holder’s option to convert the principal balance into common shares. These components have been measured at their respective fair values on the date the Debentures were issued. The $23,049,000 fair value of the future interest payments was classified as a liability and the $63,201,000 fair value of the Debentures and the conversion option have been classified in shareholders’ equity. Over the six-year term of the Debentures, the fair value of the Debentures and the fair value of the future interest payments are accreted to their future value. The periodic accretion of the Debentures is charged to deficit and the periodic accretion of the future interest payments is charged to operations. For the year ended December 31, 2004, the Company recorded accretion of $2,871,000 (2003 - $3,534,000) related to the Debentures and $366,000 (2003 - $595,000) accretion expense was charged to operations with a credit to the liability component of the Debentures.

During the period between April 7, 2004 and May 21, 2004 the Company offered an inducement (the “Offer”) to the holders of the Debentures to convert their holdings into 106.929 common shares of the Company plus cash of $131.25 for every $1,000 principal amount of the Debentures. Pursuant to this Offer the Company issued 9,135,043 common shares and made cash payments totaling $11,213,000 to the holders of $85,431,000 principal amount of the Debentures. The cost of this Offer was allocated based on the respective fair values of the debt and equity components at the date of redemption. The redemption of the Debentures resulted in a loss on redemption of the debt component of the Debentures of $1,364,000, while the redemption of the equity component of the Debentures resulted in a $8,464,000 charge to the deficit.

As at December 31, 2004, the fair value of the outstanding Debentures was $767,000 (principal balance -$717,000), which includes the fair value ascribed to the holder’s option to convert the principal balance into common shares.

11.	PROVISION FOR ASSET RETIREMENT OBLIGATION AND RECLAMATION

Although the ultimate amount of the asset retirement obligation and reclamation is uncertain, the fair value of these obligations is based on information currently available including closure plans and applicable regulations.

The total undiscounted amount of estimated cash flows required to settle the Company’s asset retirement obligations is $40,960,000 (2003 - $27,531,000) which has been discounted using a discount rate of 7.6 per cent. Reclamation obligations at the Quiruvilca mine of $15,320,000 are expected to be paid over the next six years. The remainder of the obligations is expected to be paid within the next fifteen years. Reclamation obligations will be funded from operating cash flows, reclamation deposits and cash on hand. Future changes to these estimates due to changes in closure plans or applicable regulation will be made prospectively, with a corresponding charge to the asset’s carrying value.

A summary of the Company’s provision for asset retirement obligation and reclamation is presented below:

Balance at December 31, 2002	$20,950
Reclamation expenditures	(61)
Accretion	303
Balance at December 31, 2003	21,192
Reclamation expenditures	(1,347)
Accretion	1,315
Changes in estimates	2,234
Amounts arising from business acquisition	8,618
Balance at December 31, 2004	$32,012

12.	SHARE CAPITAL

a)	Transactions concerning stock options and share purchase warrants are summarized as follows:

	Incentive Stock Option Plan		Share Purchase Warrants		Total
	Shares	Price	Shares	Price	Shares
Outstanding, December 31, 2001	3,045,300	$4.27	669,360	$3.26	3,714,660
Year ended December 31, 2002
Granted	103,360	$5.39-$6.12	-	-	103,360
Exercised	(1,445,400)	$3.17-$7.70	(32,250)	$3.00	(1,477,650)
Expired	(522,900)	$5.86	-	-	(522,900)
Cancelled	(15,000)	$3.17	-	-	(15,000)
Outstanding, December 31, 2002	1,165,360	$3.89	637,110	$3.26	1,802,470
Year ended December 31, 2003
Granted	2,214,847	$3.51-$9.26	3,818,329	$9.26	6,033,176
Exercised	(1,385,502)	$3.51-$9.26	(100,943)	$5.00-$9.26	(1,486,445)
Cancelled	(15,000)	$7.79	-	-	(15,000)
Outstanding, December 31, 2003	1,979,705	$6.69	4,354,496	$8.56	6,334,201
Year ended December 31, 2004
Granted	570,000	$12.00-$18.73	-	-	570,000
Exercised	(785,095)	$4.16-$13.73	(544,679)	$3.89-9.98	(1,329,774)
Expired	(1,036)	$7.70-$9.98	-	-	(1,036)
Cancelled	(80,000)	$8.14	-	-	(80,000)
Outstanding, December 31, 2004	1,683,574	$9.90	3,809,817	$9.98	5,493,391

The Company has reserved 3,920,260 common shares available for the future grant of stock options.

The following table summarizes information concerning stock options outstanding as at December 31, 2004:

		Options Outstanding			Options Exercisable
			Weighted
		Number	Average		Number
		Outstanding	Remaining	Weighted	Exercisable	Weighted
	Year	as at	Contractual	Average	as at	Average
Range of	of	December	Life	Exercise	December	Exercise
Exercise Prices	Expiry	31, 2004	(months)	Price	31, 2004	Price

$4.16-$8.11	2006	124,666	16.36	$5.32	88,000	$4.16
$8.04-$8.40	2007	370,000	34.71	8.34	370,000	8.34
$6.83-$12.00	2008	491,908	41.88	8.48	101,908	9.61
$13.73-$18.73	2009	480,000	51.69	16.35	170,000	16.56
$4.16	2010	217,000	71.47	4.16	217,000	4.16
		1,683,574	45.03	$9.90	946,908	$8.07

b)	During the year ended December 31, 2004, the Company:

i)	issued 3,333,333 common shares for gross proceeds of $55,000,000 less share issue expenses of $180,000;

ii)	issued 9,145,700 common shares at a deemed value of $88,950,000 on the induced conversion of $85,431,000 principal amount of the convertible debentures; and

iii)	issued 16,624 common shares at a value of $245,000 for compensation expense.

c)	During the year ended December 31, 2003, the Company:

i)	issued 7,636,659 common shares to acquire a 100 per cent interest in Corner Bay Silver Inc. The common shares issued were valued at $54,203,000; and

ii)	issued 3,293 common shares at a value of $22,000 recorded as compensation expense.

13.	FINANCIAL INSTRUMENTS

Fair value

The Company’s financial instruments, excluding the debentures disclosed in Note 9, include cash, short-term investments, accounts receivable, accounts payable and accrued liabilities, a capital lease and advances for metal shipments. The carrying value of these instruments approximates their fair value due to their immediate or short-term maturity.

Concentration of Credit Risk

In 2004, the Company’s six customers (2003 and 2002 - six and five customers, respectively) accounted for 100per cent of concentrate and Dore sales revenue. The loss of any of these customers or curtailment of purchases by such customers could have a material adverse affect on the Company’s results of operations and financial condition.

Derivatives

The Company sells metal under long-term contracts. Generally, the price received for such sales is the average metal price for a month that is one month before shipment or two months after the month in which the metal arrives at its destination. In order to establish the price received for portions of its production, the Company occasionally sells metal forward at a fixed price.

During 2004, the Company settled on 16,260 tonnes of zinc sold at an average price of $943 per tonne and 10,290 tonnes of lead sold at an average price of $728 per tonne. The Company realized a net loss of $3,312,000 from the settlement of these forward sales.

As at December 31, 2004 the Company had sold forward 22,200 tonnes of zinc at an average price of $1,092 per tonne and 4,000 tonnes of lead at an average price of $726 per tonne. These forward sales represent approximately 62 per cent and 22 per cent of anticipated 2005 production of zinc and lead, respectively, and will be realized between January 2005 and December 2005. At December 31, 2004 these contracts have a negative market value of a $4,707,000.

As at December 31, 2004, the Company had fixed the price of 800,000 ounces of silver from the fourth quarter’s silver production which is due to be priced in January and February 2005 under the Company’s concentrate contracts. The price fixed for these ounces averaged $7.40 per ounce while the spot price of silver was $6.81 on December 31, 2004. As a result, the Company has recorded additional revenue on these silver sales at the hedged price which was $473,000 higher than the spot price.

14.	SUPPLEMENTAL CASH FLOW INFORMATION

a)	CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	2004	2003	2002
Changes in non-cash working capital items
Accounts receivable	$(13,970)	$(2,348)	$1,439
Inventories	2,652	(1,975)	(1,592)
Prepaid expenses	(349)	1,908	3,337
Accounts payable and accrued liabilities	6,416	(4,702)	3,197
Advances for metal shipments	(3,884)	2,378	(1,913)
Current portion of non-current liabilities	52	(641)	(107)
	$(9,083)	$(5,380)	$4,361

b)	SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

	2004	2003	2002
Shares issued on conversion of convertible debentures (Note 10)	$88,950	-	-
Exchange of mineral property for marketable securities	$404	-	-
Shares issued for purchase of direct smelting ore stockpile	-	-	$4,500
Shares issued for purchase of royalty	-	-	$3,000
Shares issued for acquisition of subsidiary (Note 3)	-	$54,203	-
Shares issued for purchase of mineral property	-	-	$1,250
Shares received in exchange for Tres Cruces option agreement	-	-	$1
Shares purchase warrants issued on acquisition of subsidiary (Note 3)	-	$8,889	-
Stock options granted on acquisition of subsidiary (Note 3)	-	$1,136	-

Operating activities included the following cash payments
Interest paid	$2,663	$561	$988
Income taxes paid	$1,249	$510	-

15.	SEGMENTED INFORMATION

Substantially all of the Company’s operations are within the mining sector and the Company has activities in six countries. Due to differences between mining and exploration activities, the Company has a separate budgeting process and measures the results of operations and activities independently. The Corporate office provides support infrastructure to the mining and exploration activities with respect to financial, human resource and technical support.

Segmented disclosures and enterprise-wide information are as follows:

	Mining and development		Investment and		2004
	Mexico	Peru	exploration	Corporate	Total
Revenue from external customers	$11,938	$84,401	$-	$(3,443)	$92,896
Gain on sale of assets	-	3,583	20,164	-	23,747
Interest and other income	10	213	822	1,293	2,338
Interest and financing expenses	(229)	(304)	-	(365)	(898)
Exploration	(84)	(172)	(3,582)	-	(3,838)
Depreciation and amortization	(3,788)	(7,055)	-	(26)	(10,869)
Net income (loss)	(5,245)	18,271	17,358	(10,482)	19,902
Property, plant and equipment expenditures	6,378	8,943	10	36	15,367
Segment assets	$55,702	$136,432	$87,611	$90,334	$370,079

	Mining and development		Investment and		2003
	Mexico	Peru	exploration	Corporate	Total
Revenue from external customers	$-	$45,122	$-	$-	$45,122
Gain on sale of assets	-	-	-	318	318
Interest and other income	-	(402)	581	318	497
Interest and financing expenses	-	(561)	-	(595)	(1,156)
Exploration	(172)	(202)	(2,063)	(106)	(2,543)
Depreciation and amortization	-	(3,306)	-	(19)	(3,325)
Net income (loss)	(172)	638	(1,483)	(5,777)	(6,794)
Property, plant and equipment expenditures	11,436	5,467	-	41	16,944
Segment assets	$47,501	$57,254	$86,656	$88,472	$279,883

	Mining and development		Investment and		2002
	Mexico	Peru	exploration	Corporate	Total
Revenue from external customers	$1,545	$42,588	$-	$960	$45,093
Interest and other income	1	813	174	264	1,252
Interest and financing expenses	-	(988)	-	-	(988)
Exploration	(152)	(11)	(1,043)	-	(1,206)
Depreciation and amortization	(235)	(4,617)	-	(20)	(4,872)
Net loss	(669)	(29,662)	(758)	(2,888)	(33,977)
Property, plant and equipment expenditures	7,654	1,976	-	21	9,651
Segment assets	$34,964	$51,676	$4,548	$11,757	$102,945

	Revenue			Mineral property, plant and equipment
	2004	2003	2002	2004	2003
Peru	$84,401	$45,122	$42,588	$93,659	$36,436
Canada	(3,443)	-	960	57	62
Mexico	11,938	-	1,545	133,581	127,734
United States	-	-	-	1,194	1,194
Argentina	-	-	-	2,012	2,012
Bolivia	-	-	-	7	9
	$92,896	$45,122	$45,093	$230,510	$167,447
Interest and other income consists of:

	2004	2003	2002
Revenue from third parties	$813	$563	$170
Investment income, net	1,334	403	269
Power credits	109	36	326
Other revenue and expenses	82	(506)	187
Sale of royalty	-	-	300
	$2,338	$496	$1,252
16.	SEVERANCE INDEMNITIES AND COMMITMENTS

	2004	2003
Severance indemnities	$569	$803
Employee benefits liability	927	562
Other provision and non-current liabilities	788	1,181
	2,284	2,546
Less: current portion	(742)	(420)
	$1,542	$2,126

The Company has an obligation to its Peruvian employees for severance indemnities. At December 31, 2004 the obligation amounted to $569,000 (2003 - $803,000) and the current portion of this obligation amounted to $171,000 (2003 - $242,000).

As at December 31, 2004, the Company had accrued a $927,000 (2003 - $562,000) liability for unpaid 1997 to 2000 hospital and social security taxes. The mount outstanding accrues interest at 6 per cent per annum and is to be repaid over a ten-year period ending in 2012. A portion of this liability amounting to $126,000 (2003 - $84,000) is reflected in current liabilities.

As at December 31, 2004, the Company has provisions and other non-current liabilities totaling $788,000 (2003 - $1,181,000) of which $445,000 (2003 - $Nil) is current.

As at December 31, 2004, the Company has outstanding commitments of $3,515,000 for capital expenditures at the Alamo Dorado and Manantial Espejo development projects.

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company has established provisions for matters that are probable and can be reasonably estimated, which are included within current liabilities. The total value of claims against the Company does not exceed $5 million.

17.	INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the aggregate Canadian federal and provincial income tax rates to the income before tax provision due to the following:

	2004	2003	2002
Statutory tax rate	35.6%	37.6%	39.6%
(Provision) recovery of income taxes computed at statutory rates	$(8,532)	$2,653	$13,454
Non-deductible expenses	(779)	(1,088)	(126)
Effect of tax benefits not previously recognized	7,179	-	-
Effect of write-down of non-producing property not recognized in the period	-	-	(2,957)
Effect of lower tax rates in foreign jurisdictions	6,648	(98)	(4,818)
Tax benefit not recognized in the period that the loss arose	(7,269)	(1,467)	(5,553)
Provision for income taxes	$(2,753)	$-	$-
The tax effect of each type of temporary difference that gives rise to the Company’s future tax assets and liabilities have been determined and are set out in the following table.

	2004	2003
Excess of tax value of mineral property, plant and equipment over book value	$7,626	$6,481
Excess book value of liability over tax value	9,541	6,357
Capital losses and other	5,130	-
Canadian resource pools	2,689	2,689
Operating loss carryforwards	25,022	23,336
Total future income tax asset	50,008	38,863
Less: valuation allowance	(34,005)	(24,353)
Net future income tax asset	16,003	14,510
Excess book value of mineral property, plant and equipment over tax value	(49,215)	(33,545)
Net future income tax liability	$(33,212)	$(19,035)
Changes in the valuation allowance relate primarily to net operating losses which are not currently recognized. The Company has reviewed its future income tax assets and has not recognized potential tax benefits arising therefrom because at this time management believes it is more likely than not that benefits will not be realized in future years.

Income taxes consist of:

	2004	2003	2002
Income taxes - current	$(2,723)	$-	$-
Income taxes - future	(30)	-	-
Provision for income taxes	$(2,753)	$-	$-

At December 31, 2004 the Company had the following operating loss carry forwards available for tax purposes:

	Amount	Expiry
Canada	$26,834,000	2006-2011
Peru	$12,496,000	2005-2007
Cyprus	$17,043,000	Indefinite
Mexico	$32,803,000	2005-2014
Argentina	$841,000	2005-2009
Bolivia	$1,789,000	Indefinite
18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”). Material differences between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the tables below.

	December 31, 2004
			Shareholders'
Consolidated Balance Sheets	Total assets	Total Liabilities	Equity
Reported under Canadian GAAP	$370,079	$89,875	$280,204
Amortization of mineral property (a)	(1,700)	(595)	(1,105)
Deferred exploration (a)	(1,825)	-	(1,825)
Increase in depletion expense (d)	(2,551)	(765)	(1,786)
Reclassify convertible debentures (b)	-	633	(633)
Other comprehensive income (g)	661	4,707	(4,046)
Net effect of other convertible debentures adjustments (b)	15	2	13
Reported under US GAAP	$364,679	$93,857	$270,822

	December 31, 2003
			Shareholders'
Consolidated Balance Sheets	Total assets	Total Liabilities	Equity
Reported under Canadian GAAP	$279,883	$95,785	$184,098
Deferred exploration (a)	(1,993)	-	(1,993)
Amortization of mineral property (a)	(1,700)	(595)	(1,105)
Reclassify convertible debentures (b)	-	63,201	(63,201)
Other comprehensive income (g)		1,515	(1,515)
Deferred debt issue costs (b)	3,273	-	3,273
Amortization of debt issue costs (b)	(454)	-	(454)
Net affect on convertible debentures adjustments (b)	-	1,292	(1,292)
Reported under US GAAP	$279,009	$161,198	$117,811

	December 31, 2004
Consolidated Statements of Shareholders' Equity	Common Shares	Convertible Debentures	Additional Paid in Capital	Deficit	Total
Reported under Canadian GAAP	$380,571	$633	$10,976	$(111,976)	$280,204
Amortization of mineral property (a)	-	-	-	(1,105)	(1,105)
Increase in depletion expense (d)	-	-	-	(1,786)	(1,786)
Deferred exploration (a)	-	-	-	(1,825)	(1,825)
Net effect on convertible debentures adjustments (b)	-	-	-	13	13
Other comprehensive income (g)				(4,046)	(4,046)
Reclassify convertible debentures (b)	-	(633)	-	-	(633)
Reported under US GAAP	$380,571	$-	$10,976	$(120,725)	$270,822

	December 31, 2003
Consolidated Statements of Shareholders' Equity	Common Shares	Convertible Debentures	Additional Paid in Capital	Deficit	Total
Reported under Canadian GAAP	$225,154	$66,735	$12,752	$(120,543)	$184,098
Amortization of mineral property (a)	-	-	-	(1,105)	(1,105)
Deferred exploration	-	-	-	(1,993)	(1,993)
Reclassify convertible debentures (b)	-	(66,735)	-	3,534	(63,201)
Debt issue costs (b)	-	-	-	3,272	3,272
Net effect on convertible debentures adjustments (b)	-	-	-	(1,292)	(1,292)
Other comprehensive income (g)	-	-	-	(1,515)	(1,515)
Amortization of debt issue costs (b)	-	-	-	(453)	(453)
Reported under US GAAP	$225,154	$-	$12,752	$(120,095)	$117,811

	December 31, 2002
Consolidated Statements of Shareholders' Equity	Common Shares	Convertible Debentures	Additional Paid in Capital	Deficit	Total
Reported under Canadian GAAP	$161,108	$-	$1,327	$(106,943)	$55,492
Deferred exploration (a)	-	-	-	(1,993)	(1,993)
Reported under US GAAP	$161,108	$-	$1,327	$(108,936)	$53,499

The following consolidated statements of operations are presented in conformity with US GAAP:

Consolidated Statements of Operations	2004	2003	2002
Revenue	$92,896	$45,122	$45,093
Expenses
Operating	69,162	39,778	43,161
General and administrative	6,241	5,625	2,017
Depreciation, depletion and amortization (a)(d)	13,588	5,025	4,872
Reclamation	1,315	303	860
Exploration	3,838	2,543	1,206
Debt settlement expenses (b)	13,534	-	-
Write-down of assets	2,460	-	27,218
	110,138	53,274	79,334
Loss before the undernoted	(17,242)	(8,152)	(34,241)
Interest and other income (g)	2,338	894	1,252
Interest expense	(1,971)	(2,448)	(988)
Amortization of debt issue costs (b)	(2,804)	(454)	-
Gain on sale of assets	23,747	-	-
Income (loss) before income taxes and non-controlling interest	4,068	(10,160)	(33,977)
Income tax (provision) recovery	(1,988)	595	-
Non-controlling interest	(179)	-	-
Net income (loss) for the year	$1,901	$(9,565)	$(33,977)

Basic and fully diluted earnings (loss) per share	$0.03	$(0.19)	$(0.81)

Weighted average number of common shares outstanding
Basic	63,168,995	51,058,212	41,849,413
Fully Diluted	65,268,137	51,058,212	41,849,413

a)	Mineral Property Expenditures

i)
Canadian GAAP allows exploration costs and costs of acquiring mineral rights to be capitalized during the search for a commercially mineable body of ore. The Company has incurred exploration expenses that were added to the carrying value of mineral properties as it was anticipated that there was a continuing benefit of such expenditures. The Company expenses exploration costs unless such activities expand the reserve base at one of the Company’s operations or relates to a property on which the Company has completed a positive economic study. Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of reserves. This GAAP difference had no effect on any periods presented and has a cumulative effect of $1,993,000 (prior to depletion). During the year ended December 31, 2004 depletion under US GAAP would have been $168,000 lower (2003 and 2002-$Nil).

ii)
Under Canadian GAAP capitalized costs related to non-producing mineral properties are only amortized after the commencement of operations. Prior to 2004, under US GAAP, the Company accounted for mineral rights as intangible assets, and accordingly were amortized on a straightline basis over the life of the mineral rights. This resulted in the Company recording amortization of $1,700,000 during 2003 (2002-$Nil) with respect to mining rights acquired in 2003. The Emerging Issues Task Force (EITF) reached a consensus, Issue No 04-02, “Whether Mineral Rights are Tangible or Non-Tangible Assets”. The conclusion is that mineral rights are tangible assets and should be amortized over the productive life of the asset. The Company has adopted this new guidance with effect from 2004 on a prospective basis. The change has the affect of reducing amortization expense in the year ended December 31, 2004 by $1,700,000 ($1,190,000 net of income taxes). This change conforms US GAAP with Canadian GAAP.

b)	Convertible debentures

In May 2003, FASB Statement No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” was issued. This Statement requires that three types of financial instruments be reported as liabilities by their issuers. Those types of instruments include: mandatorily redeemable instruments, forward purchase contracts, written put options and other financial instruments not in the form of shares that either obligate the issuer to repurchase its equity shares and settle its obligation for cash or by transferring other assets; and certain financial instruments that include an obligation that may be settled in a variable number of equity shares, has a fixed or benchmark tied value at inception that varies inversely with the fair value of the equity shares. SFAS 150 is effective for instruments entered into or modified after May 31, 2003. Under Canadian GAAP the convertible debentures have been accounted for in accordance with CICA Handbook Section 3860. Application of this section results in the accounting as described in Note 9 in the Company’s consolidated financial statements for the year ended December 31, 2003, with the principle component of the debenture being treated as equity. Under US GAAP, liabilities at December 31, 2004 would increase by $633,000 (December 31, 2003 - $66,735,000) and shareholders’ equity would decrease by a corresponding amount. Debt issue expenses of $3,273,000 would be reclassified from shareholders’ equity to assets and would initially be amortized over a three-year period based on the outstanding balance of the debentures. During 2004, most of the debentures were converted into equity, which gave rise to a higher amortization of debt issue costs of $2,804,000.

FASB Statement No. 84 (“SFAS 84”), “Induced Conversion of Convertible Debt”, require the recognition of inducement expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms. The Company recognized an additional expense of $12,170,000 related to the inducement, which under Canadian GAAP was charged directly to deficit.

c)	Business combinations

FASB Statement No. 141 (“SFAS 141”), “Business Combinations” require supplemental information on a pro forma basis to disclose the results of operations for the years ended December 31, 2004 and 2003 as though the business combination had been completed as of the beginning of the years being reported on.

The following table sets forth on a pro forma basis, the results of Pan American Silver Corp., had the acquisition of the Morococha mine occurred on January 1, 2003.

Year ended December 31, 2004	Pan American Silver Corp.	Morococha mine (a)	Combined
Revenue	$92,896	$16,630	$109,526
Net income (loss) for the year	1,901	(29)	1,872
Proforma basic and diluted earnings per share	$0.03	n/a	$0.03

Year ended December 31, 2003	Pan American Silver Corp.	Morococha mine (b)	Combined
Revenue	$45,122	$23,377	$68,499
Net loss for the year	(9,565)	(3,005)	(12,570)
Proforma basic and diluted loss per share	$(0.19)	n/a	$(0.25)
(a) Morococha's operating results for the six months ended June 30, 2004, net of taxes
(b) Includes $1,120,000 share of water treatment plant costs, net of taxes

d)	Depreciation and depletion

Under Canadian GAAP, depletion expense is calculated in reference to proven and probable reserves and a portion of resources, whereas under US GAAP, depletion is calculated based on proven and probable reserves only. This difference would result in an $2,551,000 increase in depletion (2003 and 2002-$Nil), with a corresponding increase to accumulated depletion. In addition, future income tax liability would decrease by $765,000 (2003 and 2002-$Nil), with a corresponding decrease to income tax expense.

e)	Derivatives and hedging activities

Under Canadian GAAP, derivatives hedging transactions are off-balance sheet until the hedge transaction is recorded. The hedged transactions are recorded at the hedge amount..

Under US GAAP, derivative transactions are recorded at its fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivatives are recorded each period in current earnings (loss) or other comprehensive income (loss) (“OCI”). Appropriate accounting for changes in the fair value of derivatives held is dependent on whether the derivative transaction qualifies as an accounting hedge and on the classification of the hedge transaction. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of changes in fair value of the derivative are recorded in OCI, and are recognized in the Consolidated Statement of Operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized currently in earnings.

This GAAP difference results in a decrease in accounts receivable of $473,000 (2003- $Nil), a charge to OCI of $3,192,000 (2003-$1,515,000; 2002-$Nil) and an increase in unrealized fair value of derivatives (liability) of $4,234,000 (2003-$1,515,000).

f)	Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference resulted in a no difference in the financial position, results of operations or cash flows of the Company for the years presented.

g)	Other comprehensive income

The Financial Accounting Standards Board (“FASB”) issued SFAS No. 130, Reporting Comprehensive Income, which was required to be adopted beginning on January 1, 1998. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components. In addition to the effect on OCI described in e) above, the impact to OCI relating to foreign exchange translation is a charge of $Nil (2003 - $Nil; 2002 - $28,000). Additionally, under SFAS 115, portfolio investments classified as available-for-sale securities are recorded at market value. The resulting gain and loss are included in determination of OCI.

	2004	2003	2002
Net income (loss) under US GAAP	$1,901	$(9,565)	$(33,977)
Change in fair value of derivative hedging	(3,192)	(1,515)	-
Unrealized gain (loss) on available for sale securities	741	(80)	-
Foreign exchange adjustment	-	-	(28)
Comprehensive net loss under US GAAP	$(550)	$(11,160)	$(34,005)

h)	Recent accounting pronouncements

In December 2003, the FASB issued Interpretation No. 46-Revised (“FIN 46-R”), Consolidation of Variable Interest Entities, an interpretation of ARB 51 (revised December 2003), which replaces FIN 46. FIN 46-R incorporates certain modifications of FIN 46 adopted by the FASB subsequent to the issuance of FIN 46, including modifications to the scope of FIN 46. For all non-special purpose entities (“SPE”) created prior to February 1, 2003, public entities will be required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. For all entities (regardless of whether the entity is an SPE) that were created subsequent to January 31, 2003, public entities are already required to apply the provisions of FIN 46, and should continue doing so unless they elect to adopt the provisions of FIN 46-R early as of the first interim or annual reporting period ending after December 15, 2003. If they do not elect to adopt FIN 46-R early, public entities would be required to apply FIN 46-R to those post-January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004. The adoption of this standard had no effect on the financial position or results of operations of the Company.

In March 2004, the EITF reached a consensus, based upon the Committee's deliberations and ratified by the FASB, that mineral interests conveyed by leases should be considered tangible assets. On April 30, 2004, the FASB issued a FASB Staff Position ("FSP") amending SFAS No. 141 and SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. The Company does not expect that the adoption of this statement will have a material impact on the Company's financial position or results of operation.

The EITF published Issue No. 04-03, “Mining Assets: Impairment and Business Combinations”. The consensus provided guidance with respect to commodity prices and value attributable to mineral resources other than proven and probable reserves to be used in the conduct of impairment tests and in the allocation of purchase price arising from a business combination. The Company has applied EITF Issue No. 04-03 when accounting for the Morococha business acquisition and in the impairment tests conducted at December 31, 2004.

During 2004, deliberations began on EITF Issue No. 04-06, Accounting for Stripping Costs Incurred during Production in the Mining Industry. In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. The costs of removing overburden and waste materials are often referred to as "stripping costs." During the development of a mine (before production begins), it is generally accepted in practice that stripping costs are capitalized as part of the depreciable cost of building, developing, and constructing the mine. Those capitalized costs are typically amortized over the productive life of the mine using the units-of-production method. A mining company may continue to remove overburden and waste materials, and therefore incur stripping costs, during the production phase of the mine. Questions have been raised about the appropriate accounting for stripping costs incurred during the production phase, and diversity in practice exists. In response to these questions, the EITF has undertaken a project to develop an Abstract to address the questions and clarify the appropriate accounting treatment for stripping costs under US GAAP. The EITF issued EITF 04-06, “Accounting for Stripping Costs in the Mining Industry”, which recommends that stripping costs are considered development costs that should be recognized as investments in the mine. The Company is currently evaluating the impact, if any, the adoption of EITF 04-06 will have on the Company's financial position or results of operation.

During 2004, EITF Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, was issued and establishes guidance to be used in determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The Company does not expect that the adoption of this statement will have a material impact on the Company's financial position or results of operation.

Corporate Information

Vancouver Office Corporate Headquarters
Pan American Silver Corp.
1500 625 Howe Street
Vancouver, British Columbia, Canada V6C 2T6
www.panamericansilver.com
Tel: (604) 684-1175 Fax: (604) 684-0147
Email: info@panamericansilver.com

Directors
Ross J. Beaty
Chairman of Pan American Silver
Geoff Burns
President & Chief Executive Officer of Pan American Silver
Michael J.J. Maloney
Private Investor
William A. Fleckenstein
General Partner of Fleckenstein Capital
Paul B. Sweeney
Chief Financial Officer, Canico Resources
Michael Larson
Investment Manager, Cascade Investments LLC
John Willson
Retired, former Chief Executive Officer of Placer Dome Inc.
John H. Wright
Former President and Chief Operating Officer of the Company

Management - Vancouver
Ross J. Beaty	Chairman of the Board
Geoff Burns	President & Chief Executive Officer
Steven Busby	Senior Vice President, Project Development & Technical Services
Robert Doyle	Chief Financial Officer
Edward Kirwan	Director, Health, Safety & Environment
Wayne Vincent	Controller
Robert Pirooz	General Counsel
Andrew Pooler	Senior Vice President, Mining Operations
Brenda Radies	Vice President, Corporate Relations
Michael Steinmann	Vice-President, Geology - Operations

Authorized Capital
100,000,000 common shares without par value

Issued Capital
December 31, 2004: 66,835,378

Trading Information
NASDAQ National Market Board Shares: PAAS
TSX Shares: PAA Warrants: PAA.wt Debentures: PAA.db.u
Options: CBOE, AMEX, PSX, MX
PAAS is also included in the Gold and Silver Index (XAU).

Peru Office
Pan American Silver (Peru) S.A.
Ave. La Floresta 497 Of. 301
Chacarilla del Estanque
San Borja, Lima, Peru
Tel: 511-372-7200
Andres Dasso, Executive Director & General Manager
Enrique Ramirez, Assistant General manager

Mexico Offices
Plata Panamericana S.A. de C.V.
Ave. Ferrocarril No. 99
Col. Bellavista, Piso 1, Local 1
Durango, Durango, Mexico, C.P. 34070
Tel: 52-618-812-6300
David Drips, President

Minera Corner Bay S.A. de C.V.
Fray Toribio de Benavente #38
Colonia Los Arcos, Hermosillo, Sonora
Tel: 52-662-260-9340
Joe Phillips, President
Bolivia Office
Pan American Silver (Bolivia) S.A.
Ed Fundacion Federico Demmer
Ave. Arce #2314, Piso 4, Of. 8
La Paz, Bolivia
Tel: 591-2244-1989
Stu Moller, Vice President, Exploration

Argentina Office
Minera Triton Argentina S.A.
San Martin 928
Puerto San Julian, Santa Cruz 9310
Argentina
Bret Boster, Project Manager - Manantial Espejo

Auditors
Deloitte & Touche LLP, Chartered Accountants
2800 - 1055 Dunsmuir Street
Vancouver, British Columbia, Canada
V7X 1P4

Registrar and Transfer Agent
Computershare Trust Company of Canada
400 - 510 Burrard Street
Vancouver, British Columbia, Canada
V6C 3B9

Legal Counsel
Borden Ladner Gervais
1200 - 200 Burrard Street
Vancouver, British Columbia, Canada
V7X 1T2

Suite 1500 - 625 Howe Street
Vancouver, B.C.
Canada V6C 2T6

Tel: (604) 684-1175
Fax: (604)-0147

info@panamericansilver.com www.panamericansilver.com